43,091,338 Shares

Common Stock

     The shares of Common Stock are being sold by the selling stockholders. We will not receive any of the proceeds from the shares of Common Stock sold by the selling stockholders.

     We have indicated to the underwriters an intention to purchase, concurrently with the underwritten offering, 7,500,000 shares of Common Stock directly from the selling stockholders (and certain donees of those shares) in a private, non-underwritten transaction at the net price sold in the underwritten offering.

     Our Common Stock is traded on The Nasdaq National Market under the symbol “AMTD.” The last sale price as reported on NASDAQ on November 13, 2003, was $12.72 per share.

     The underwriters have an option to purchase a maximum of 6,463,699 additional shares from the selling stockholders to cover over-allotments of shares.

     Investing in our Common Stock involves risks. See “Risk Factors” on page 7.

		Underwriting
		Discounts and	Proceeds to Selling
	Price to Public	Commissions	Stockholders

Per Share	$12.60	$0.441	$12.159
Total	$542,950,858.80	$19,003,280.06	$523,947,578.74

     Delivery of the shares of Common Stock will be made on or about November 19, 2003.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Citigroup

Deutsche Bank Securities

Merrill Lynch & Co.

Raymond James

The date of this prospectus is November 13, 2003.

PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
CAPITALIZATION
SELECTED FINANCIAL INFORMATION
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT
BUSINESS
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
U.S. FEDERAL TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, any prospectus supplement and the information incorporated by reference in them may contain forward-looking statements within the meaning of the federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the federal securities laws. In some cases, you can identify these statements by our use of forward-looking words such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend.” You should be aware that these statements and any other forward-looking statements in these documents only reflect our expectations and are not guarantees of performance. These statements involve risks, uncertainties and assumptions. Actual events or results may differ materially from our expectations. Important factors that could cause our actual results to be materially different from our expectations include, but are not limited to:

•	a significant downturn in the securities markets over a short period of time or a sustained decline in securities prices and trading volumes;

•	the effects of our competitors’ pricing;

•	changes in revenues and profit margin due to cyclical securities markets and interest rates;

•	computer system failures;

•	trading volumes in excess of our capacity;

•	evolving regulation and changing industry customs and practices adversely affecting us;

•	the effects of our principal stockholders, who are parties to a stockholders agreement, owning a significant percentage of our stock;

•	product and service decisions and intensified competition;

•	adverse results of litigation; and

•	other risks and uncertainties set forth under the heading “Risk Factors” on page 7 of this prospectus.

      We undertake no obligation to update or revise publicly any forward looking statements, whether as a result of new information, future events or otherwise.

i

PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed information appearing elsewhere in this prospectus or incorporated by reference into this prospectus, including the section entitled “Risk Factors.” Unless the context otherwise requires, references in this prospectus to “Ameritrade,” “we,” “us” or “our” or similar terms refer to Ameritrade Holding Corporation and its consolidated subsidiaries. Common Stock amounts referenced in this prospectus do not include the over-allotment option.

Ameritrade Holding Corporation

Our Business

      We are a leading provider of securities brokerage services and technology-based financial services to retail investors and business partners, predominantly through the Internet. Our services appeal to a broad market of independent, value conscious retail investors, traders, financial planners and institutions. We use our low-cost platform to offer brokerage services to retail investors and institutions under a commission structure that is generally lower and simpler than that of most of our competitors.

      We have been an innovator in electronic brokerage services since being established in 1971. We were the first brokerage firm to offer the following products and services to retail clients: touch-tone trading; trading over the Internet; unlimited, streaming, free real-time quotes; extended trading hours; direct access; and commitment on the speed of execution. Since initiating online trading, we have substantially increased our number of brokerage accounts, average daily trading volume and total assets in client accounts. As of September 26, 2003, we had approximately 3 million client accounts, compared to 98,000 as of September 26, 1997. We have also built and continue to invest in a proprietary trade processing platform that is both cost efficient and highly scalable, significantly lowering our operating costs per trade. In addition, we have made significant and effective investments in building the Ameritrade brand.

      For the fiscal year ended September 26, 2003, we had net revenues of $713 million and net income of $137 million.

Our Market Opportunity

      The retail brokerage industry is comprised of companies that employ two primary delivery channels: online delivery and offline delivery utilizing financial consultants. The number of client accounts in the online segment of the retail brokerage industry has grown rapidly over the past five years. A number of factors have contributed to this growth, including:

•	Increased consumer acceptance of and confidence in the Internet as a reliable, secure and cost-effective medium for financial transactions;

•	The availability of financial information online, including research, real-time quotes, charts, news and company information;

•	The growth in high-speed Internet access by U.S. households;

•	The appeal of online trading to investors based on lower commissions, greater range of investment alternatives and greater control over investment decisions; and

•	The growth in equity ownership by individual investors.

Our Competitive Strengths

•	We are a Market Leader with Strong Brand Awareness. We are a leader in the online brokerage industry. For each of the quarters in fiscal 2003, we ranked number one in average online equity trades per day when compared to our publicly traded competitors. Due to our market position, industry experience and advertising efforts, we have developed a strong brand identity and a suite of products and services that is widely recognized in the retail brokerage market. Since introducing the

Ameritrade brand in October 1997, we have invested approximately $660 million in advertising programs designed to further enhance our brand recognition. Our brand recognition enables us to attract new clients and retain existing clients, as well as to accelerate the adoption of new products and services. Over the past six years, we have added over 1.8 million accounts through internal growth.

•	We Deliver a Superior Value Proposition to Our Clients. A large segment of the overall investor base is self-directed and price conscious, and can receive superior service at substantially reduced commissions, through our services. We provide our clients with simple, transparent pricing without per share charges and minimum trade volumes. In addition, we provide them with convenient access to information and advanced trading tools, as well as superior execution and an enjoyable investing experience. As a result, we are able to compete effectively with both online and offline brokerage service providers for new clients.

•	We are a Low Cost Provider. Due to our primary focus on the online brokerage model, we are one of the most operationally efficient providers of brokerage services in the industry. Our scalable technology infrastructure provides for highly automated trade execution and service delivery. As a result, during the last two quarters ended June 27, 2003 and September 26, 2003 our pre-tax margins, which averaged approximately 45%, were the highest of any of our publicly traded competitors and we have positioned ourselves to maintain profitability even in difficult markets.

•	We have a Sophisticated, Scalable Technology Infrastructure. We have been a technological innovator throughout our history, and have developed and integrated a sophisticated, scalable technology infrastructure. This infrastructure enables us to provide superior features, speed, reliability and execution for our clients, as well as generate significant operating leverage. We continue to expand and enhance our feature set and service delivery, enabling our clients to optimize their trading experience. In addition, we continue to improve the scalability of our infrastructure. Our current capacity for trades is approximately 350,000 trades per day. Because of the scalability of our system, we believe that we would be able to increase capacity to approximately 600,000 trades per day at an estimated cost of $10 million.

•	We Possess Strong Acquisition Execution and Integration Capabilities. We have pursued a highly effective acquisition strategy and have demonstrated a strong ability to execute acquisitions and integrate them quickly and successfully. The largest of these transactions was the September 2002 merger with Datek Online Holdings Corp. Our acquisitions have significantly accelerated our growth rate, resulting in greater leverage from scale economies than we would have otherwise achieved without the acquisitions. In addition, we have been able to extract significant operating synergies from our acquisitions, resulting in even higher post-acquisition profit margins and returns on investment. For example, following the Datek merger we realized $188 million of pre-tax synergies in fiscal 2003 and expect an incremental $57 million in pre-tax synergies in fiscal 2004.

Our Strategy

      Our business strategy is to continue to capitalize on the projected growth of the online brokerage industry in the United States and Canada and leverage our low-cost infrastructure to grow market share and profitability. We strive to enhance the client experience while delivering greater value to stockholders. Elements of our strategy include the following:

•	Continue to strengthen our market position in the active trader segment;

•	Increase revenue from existing clients by increasing our share of their financial assets;

•	Leverage our infrastructure to generate additional economies of scale; and

•	Pursue acquisitions to increase our growth opportunities.

Address

      We maintain a Web site where additional information concerning our business can be found. The address of that Web site is www.amtd.com. We make available free of charge on our Web site our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as soon as reasonably practicable after we electronically file or furnish such materials to the SEC.

      Other than this prospectus and any registration statement of which it forms a part, each in electronic format as filed with the SEC, the information on any Web site is not a part of this prospectus or any registration statement of which it forms a part.

      Our address is 4211 South 102nd Street, Omaha, NE 68127. Our telephone number is (402) 331-7856.

Recent Developments

      On November 7, 2003, we announced the following for the month of October:

•	32,000 new accounts (20,000 net new accounts) for the month;

•	average trades per day of 170,000 for the month; and

•	client assets of $61.1 billion as of the end of the month.

      On November 6, 2003, we announced that we entered into a definitive agreement to acquire Bidwell & Company. In connection with this purchase, we expect to pay approximately $55 million in cash and the transaction is expected to close in early 2004, subject to applicable regulatory approvals.

      On October 23, 2003, we redeemed all of the approximately $46.3 million in aggregate principal amount outstanding of our 5.75% convertible subordinated notes due August 1, 2004 for $46.8 million in cash.

      On October 2, 2003, we announced the signing of a definitive agreement to acquire approximately 11,500 online accounts from BrokerageAmerica LLC. The transaction is expected to close during the first half of fiscal 2004.

The Offering

Issuer	Ameritrade Holding Corporation

Common Stock offered to public by selling stockholders	43,091,338 shares (1)

Over-allotment option from selling stockholders	6,463,699 shares

Common Stock to be repurchased from the selling stockholders (and certain donees) concurrently with this offering	7,500,000 shares

Common Stock to be outstanding after the offering (2)	422,284,514 shares

Use of proceeds	We will not receive any of the proceeds from the sale of the shares. The selling stockholders will receive all of the net proceeds from the sale of shares of our Common Stock offered by this prospectus.
Nasdaq symbol	AMTD

(1)	This amount consists of the number of shares set forth across from the following groups of selling stockholders:

          • entities affiliated with Bain Capital — 19,154,717 shares

          • entities affiliated with Silver Lake Partners — 12,998,437 shares

          • entities affiliated with TA Associates, Inc. — 8,712,558 shares

          • members of the Ricketts family — 2,225,626 shares

(2)	After the repurchase of 7,500,000 shares of Common Stock from the selling stockholders (and certain donees of those shares) by us in a private transaction concurrently with the offering.

      The number of shares to be outstanding after this offering is based on the number of shares of Common Stock outstanding as of September 26, 2003 less the shares expected to be repurchased by us concurrently with this offering. The total number of shares to be outstanding after this offering does not reflect:

•	Approximately 30.1 million shares of our Common Stock issuable upon exercise of outstanding stock options as of September 26, 2003 (of which approximately 13.9 million are exercisable and approximately 16.2 million are not exercisable). The outstanding options have a weighted average life of 7.4 years and a weighted average exercise price of $5.98 per share; and

•	Approximately 29.3 million shares of our Common Stock available for future issuance under our existing stock option plans as of September 26, 2003.

SUMMARY FINANCIAL INFORMATION

      The following table sets forth, for the periods and at the dates indicated, our consolidated financial data. The information set forth below is qualified by reference to and should be read in conjunction with our audited consolidated financial statements and the related notes in our Annual Report on Form 10-K for the year ended September 26, 2003, which is incorporated by reference in this prospectus.

	Fiscal Year Ended*

	Sept. 24,	Sept. 29,	Sept. 28,	Sept. 27,	Sept. 26,
	1999	2000	2001	2002(2)	2003(2)

	(In thousands, except per share amounts and operating data)
Consolidated Statements of Operations Data:
Revenues:
Commissions and clearing fees	$188,082	$389,742	$269,384	$252,526	$472,760
Interest revenue	116,162	242,819	191,530	116,345	168,794
Other	10,213	21,890	37,763	74,182	89,511

Total revenues	314,457	654,451	498,677	443,053	731,065
Client interest expense	42,435	74,019	43,947	12,260	17,811

Net revenues	272,022	580,432	454,730	430,793	713,254

Expenses:
Employee compensation and benefits	74,353	144,883	144,820	133,897	176,792
Communications	18,591	36,394	39,896	36,091	46,250
Occupancy and equipment costs	14,992	45,249	60,523	55,294	54,552
Depreciation and amortization	6,753	21,624	36,033	27,945	31,708
Professional services	32,953	56,135	41,787	25,088	31,398
Interest on borrowings	4,463	16,412	11,067	5,110	5,076
(Gain)/loss on disposal of property	—	(552)	999	403	(5,093)
Other	34,401	34,662	27,364	29,605	48,829
Advertising	67,408	241,163	147,975	72,471	90,394
Gain on sale of investments	—	—	(9,692)	—	—
Restructuring and asset impairment charges	—	4,726	38,268	63,406	5,991
Debt conversion expense	—	—	62,082	—	—

Total expenses	253,914	600,696	601,122	449,310	485,897

Pre-tax income (loss)	18,108	(20,264)	(146,392)	(18,517)	227,357
Provision for (benefit from) income taxes	6,569	(6,638)	(55,215)	10,446	90,715

Net income (loss)	$11,539	$(13,626)	$(91,177)	$(28,963)	$136,642

Basic earnings (loss) per share	$0.07	$(0.08)	$(0.49)	$(0.13)	$0.32
Diluted earnings (loss) per share	$0.07	$(0.08)	$(0.49)	$(0.13)	$0.32
Weighted average shares outstanding — basic	174,342	175,025	185,830	227,327	427,376
Weighted average shares outstanding — diluted	175,745	175,025	185,830	227,327	432,480
Operating Data:
Average client trades per day	49,305	114,332	101,998	83,890	142,612
Number of core accounts(1)	560,000	1,233,000	1,794,000	2,842,000	3,014,000
Assets in client accounts (in billions)	$22.9	$36.0	$26.1	$33.9	$54.8

(1)	Includes core brokerage account base only. Non-core accounts (primarily clearing accounts, stock option administration accounts and bank referral accounts) are not included.

(2)	The Datek acquisition was effected September 9, 2002.

*	Fiscal 2000 was a 53-week year. All other periods presented are 52-week years. Certain reclassifications have been made to prior years to conform to the current year presentation.

	As of

	Sept. 24,	Sept. 29,	Sept. 28,	Sept. 27,	Sept. 26,
	1999	2000	2001	2002(1)	2003(1)

Consolidated Balance Sheet Data:
Cash and segregated investments	$1,019,370	$338,307	$2,068,391	$5,863,507	$8,127,044
Receivable from clients and correspondents, net	1,526,801	2,926,981	971,823	1,419,469	2,202,170
Total assets	3,037,083	3,798,236	3,653,871	9,800,841	14,404,268
Payable to clients and correspondents	2,057,346	2,618,157	2,777,916	6,374,644	9,611,243
Notes payable and convertible subordinated notes	200,000	275,000	70,145	47,645	46,295
Stockholders’ equity	220,463	264,168	371,433	1,098,399	1,235,774

(1)	The Datek acquisition was effected September 9, 2002.

RISK FACTORS

      You should carefully consider the risks described below before making an investment in our Common Stock.

Stock Market Volatility and Other Securities Industry Risks Have Adversely Affected Our Business.

      Substantially all of our revenues are derived from securities brokerage and clearing and execution services. Like other securities brokerage businesses, we are directly affected by economic and political conditions, broad trends in business and finance and changes in volume and price levels of securities transactions. We are particularly affected by volatility in technology and Internet-related stocks because significant numbers of our clients invest in these types of stocks. Since May 2000, the U.S. securities markets have been very volatile, which has reduced trading volume and net revenues. The terrorist attacks in the United States on September 11, 2001, the invasion of Iraq in 2003 and other events also resulted in substantial market volatility and accompanying reductions in trading volume and net revenues. In addition, any general economic downturn would adversely affect trading volumes and net revenues. For example, in 2002 we experienced reduced trading volumes and net revenues that adversely affected our profitability. Severe market fluctuations or weak economic conditions could reduce our trading volume and net revenues and adversely affect our profitability.

The Market Price of Our Common Stock Could Fluctuate Significantly.

      Our Common Stock, and the U.S. securities markets in general, have experienced significant price fluctuations in recent years. The market prices of securities of Internet-related companies, in particular, have been especially volatile. The price of our Common Stock could decrease substantially. In addition, because the market price of our Common Stock tends to fluctuate significantly, we may become the object of securities class action litigation which may result in substantial costs and a diversion of management’s attention and resources.

Substantial Competition Could Reduce Our Market Share and Harm Our Financial Performance.

      The market for electronic brokerage services is young, rapidly evolving and intensely competitive. We expect the competitive environment to continue in the future. We face direct competition from numerous online brokerage firms, including Charles Schwab & Co., Inc., E*TRADE Group, Inc., TD Waterhouse Group, Inc., Harrisdirect and Scottrade, Inc. We also encounter competition from the broker-dealer affiliates of established full-commission brokerage firms as well as from financial institutions, mutual fund sponsors and other organizations, some of which provide online brokerage services. Some of our competitors have greater financial, technical, marketing and other resources, offer a wider range of services and financial products, and have greater name recognition and a more extensive client base than we do. We believe that the general financial success of companies within the online securities industry will continue to attract new competitors to the industry, such as banks, software development companies, insurance companies, providers of online financial information and others. These companies may provide a more comprehensive suite of services than we do. In addition, our clearing operations compete with numerous firms that provide clearing and execution services to the securities industry. We may not be able to compete effectively with current or future competitors.

Systems Failures and Delays Could Harm Our Business.

      We receive and process trade orders through a variety of electronic channels, including the Internet, wireless web, personal digital assistants and our interactive voice response system. These methods of trading are heavily dependent on the integrity of the electronic systems supporting them. Our systems and operations are vulnerable to damage or interruption from human error, natural disasters, power loss, computer viruses, intentional acts of vandalism and similar events. Though all of our core computer systems and applications are fully redundant and distributed over two sites, it may take up to four hours to restore full functionality in the event of an unforeseen disaster. Extraordinary trading volumes could cause our computer systems to operate at an unacceptably low speed or even fail. While we have invested significant amounts in the last few years to upgrade the reliability and scalability of our systems, there can be no assurance that our systems will be sufficient to handle such extraordinary trading volumes. In the past, we experienced periods of extremely high trading volume that caused individual system components or processes to fail, resulting in the temporary unavailability of our Web site for online trading and delays in our telephone systems. On some other occasions, high trading volume caused significant delays in executing trading orders, resulting in some clients’ orders being executed at prices they did not anticipate. From time to time, we have reimbursed our clients for losses incurred in connection with systems failures and delays. We are also subject to a putative class action lawsuit regarding claimed systems failures and delays. Systems failures and delays may occur again in the future and could cause, among other things, unanticipated disruptions in service to our clients, slower system response time resulting in transactions not being processed as quickly as our clients desire, decreased levels of client service and client satisfaction, and harm to our reputation. If any of these events were to occur, we could suffer:

•	a loss of clients or a reduction in the growth of our client base;

•	increased operating expenses;

•	financial losses;

•	additional litigation or other client claims; and

•	regulatory sanctions or additional regulatory burdens.

Capacity Constraints of Our Systems Could Harm Our Business.

      If our business increases, we may need to expand and upgrade our transaction processing systems, network infrastructure and other aspects of our technology. Many of our systems are, and much of our infrastructure is, designed to accommodate additional growth without redesign or replacement; however, we may need to continue to make significant investments in additional hardware and software to accommodate growth. We may not be able to project accurately the rate, timing or cost of any increases in our business, or to expand and upgrade our systems and infrastructure to accommodate any increases in a timely manner. Failure to make necessary expansions and upgrades to our systems and infrastructure could lead to failures and delays, which could cause a loss of clients or a reduction in the growth of the client base, increased operating expenses, financial losses, additional litigation or client claims, and regulatory sanctions or additional regulatory burdens.

Regulatory and Legal Uncertainties Could Harm Our Business.

      The securities industry is subject to extensive regulation and broker-dealers are subject to regulations covering all aspects of the securities business. The SEC, NASD and other self-regulatory organizations and state and foreign regulators can, among other things, censure, fine, issue cease-and-desist orders to, suspend or expel a broker-dealer or any of its officers or employees. While we neither actively solicit new accounts nor have established offices outside the United States and Canada, our websites are accessible world-wide over the Internet and we currently have account holders located outside the United States and Canada. These accounts make up approximately 3% of our accounts and are spread across many jurisdictions. Any adverse action by foreign regulators with respect to regulatory compliance by us in foreign jurisdictions could adversely affect our revenues from clients in such country or region.

      Our ability to comply with applicable laws and rules is largely dependent on our internal system to ensure compliance, as well as our ability to attract and retain qualified compliance personnel. We could be subject to disciplinary or other actions in the future due to claimed noncompliance, which could have a material adverse effect on our operations and profitability.

      In August 2002, NASD directed our broker-dealer subsidiaries, iClearing LLC and Ameritrade, Inc., to cease permitting cash account clients to utilize the proceeds from the sale of fully-paid for securities to purchase other securities in advance of the actual receipt of proceeds from the settlement of the sale of the fully-paid for securities (the “specified trades”). NASD is conducting an investigation related to the specified trades. NASD Staff has advised that it has made a preliminary determination to recommend disciplinary action against Ameritrade, Inc., Datek Online Financial Services, LLC and iClearing based on allegations that the specified trades violated Regulation T of the Board of Governors of the Federal Reserve System and NASD Conduct Rules. If NASD elects to bring disciplinary proceedings, NASD may seek censures, fines, suspensions or other sanctions. We are discussing possible settlement with NASD. We are unable to predict the outcome of this matter. An adverse resolution could harm our business.

      Recently, various regulatory and enforcement agencies have been reviewing mutual fund trading, regulatory reporting obligations, best execution practices, and advertising claims as they relate to the brokerage industry. These reviews could result in enforcement actions or new regulations, which could adversely affect our operations.

      In addition, we use the Internet as a major distribution channel to provide services to our clients. A number of regulatory agencies have recently adopted regulations regarding client privacy and the use of client information by service providers. Additional laws and regulations relating to the Internet may be adopted in the future, including regulations regarding the pricing, taxation, content and quality of products and services delivered over the Internet. Complying with these laws and regulations is expensive and time consuming and could limit our ability to use the Internet as a distribution channel.

The Success of Our Business Will Depend on Continued Development and Maintenance of the Internet Infrastructure.

      The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. Our success will depend upon the development and maintenance of the Internet’s infrastructure to cope with this increased traffic. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure and could face similar outages and delays in the future. Outages and delays are likely to affect the level of Internet usage and the processing of transactions on our Web site. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards to handle increased levels of activity.

Our Principal Stockholders Own a Significant Percentage of Our Common Stock, Which Limits the Ability of Other Stockholders to Influence Corporate Matters.

      Prior to the offering, J. Joe Ricketts, our Chairman and Founder, members of his family and trusts held for their benefit (collectively, the “Ricketts holders”) own approximately 25.5% of our Common Stock and investment funds affiliated with Bain Capital, Silver Lake Partners and TA Associates (collectively, the “Datek holders”) collectively own approximately 29.6% of our Common Stock. The Ricketts holders and the Datek holders are parties to a stockholders agreement, which terminates in 2007, that obligates the parties to vote their shares in favor of a board of directors, of which three are to be designated by the Ricketts holders, three are to be designated by the Datek holders and three are to be independent directors selected with the agreement of the parties. The agreement also obligates the parties to vote in favor of specified merger and sale of the company transactions that are approved by the requisite directors and to vote against specified merger and sale of the company transactions unless they are approved by the requisite directors. Accordingly, these stockholders have significant influence over the outcome of any corporate transaction or other matters submitted to our stockholders for approval, including the election of directors, mergers, consolidations and the sale of all or substantially all of our assets, and also could prevent or cause a change in control. The interests of these stockholders may differ from the interests of other stockholders. In addition, third parties may be discouraged from making a tender offer or bid to acquire us because of this concentration of ownership or the provisions of the stockholders agreement.

The Terms of the Stockholders Agreement, Our Charter Documents and Delaware Law May Inhibit a Takeover That Stockholders May Consider Favorable.

      Provisions in the stockholders agreement among the Ricketts holders and the Datek holders, our certificate of incorporation and bylaws and Delaware law will make it difficult for any party to acquire control of us in a transaction not approved by the requisite number of directors. These provisions include:

•	the presence of a classified board of directors;

•	the ability of the board of directors to issue and determine the terms of preferred stock;

•	advance notice requirements for inclusion of stockholder proposals at stockholder meetings; and

•	the anti-takeover provisions of Delaware law.

      These provisions could delay or prevent a change of control or change in management that might provide stockholders with a premium to the market price of their Common Stock.

We Will Need to Introduce New Products and Services to Remain Competitive.

      Our future success depends in part on our ability to develop and enhance our products and services. There are significant technical and financial risks in the development of new or enhanced products and services, including the risk that we will be unable to effectively use new technologies or adapt our services to emerging industry standards, or develop, introduce and market enhanced or new products and services. In addition, the adoption of new Internet, networking or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our services or infrastructure.

Changes in Payments for Routing Our Clients’ Orders Could Adversely Affect Our Business.

      We have arrangements with several execution agents to receive cash payments in exchange for routing trade orders to these firms for execution. Competition between execution agents and the implementation of order handling rules and decimalization of stock prices have made it less profitable for execution agents to offer order flow payments to broker-dealers. On a per trade basis, our payment for order flow revenue has decreased significantly over the past several years. These payments may continue to decrease on a per trade basis, which could have a material adverse effect on our revenues and profitability.

Our Networks May be Vulnerable to Security Risks.

      The secure transmission of confidential information over public networks is a critical element of our operations. We have not experienced significant network security problems in the past. However, our networks may in the future be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully use our confidential information or our clients’ confidential information or cause interruptions or malfunctions in our operations. We may be required to expend significant additional resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. We may not be able to implement security measures that will protect against all security risks.

Failure to Comply With Net Capital Requirements Could Adversely Affect Our Business.

      The SEC, NASD and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. Net capital is a measure, defined by the SEC, of a broker-dealer’s readily available liquid assets, reduced by its total liabilities other than approved subordinated debt. All of our broker-dealer subsidiaries are required to comply with the net capital requirements. If we fail to maintain the required net capital, the SEC could suspend or revoke our registration, or NASD could expel us from membership, which could ultimately lead to our liquidation. If the net capital rules are changed or expanded, or if there is an unusually large charge against net capital, operations that require the intensive use of capital would be limited. A large operating loss or charge against net capital could adversely affect our ability to maintain or expand our business.

Our Clearing Operations Expose Us to Liability for Errors in Clearing Functions.

      Ameritrade, Inc. provides clearing and execution services to each of our brokerage businesses, as well as to independent broker-dealers, depository institutions, registered investment advisors and financial planners. Clearing and execution services include the confirmation, receipt, settlement and delivery functions involved in securities transactions. Clearing brokers also assume direct responsibility for the possession and control of client securities and other assets and the clearance of client securities transactions. Self-clearing securities firms are subject to substantially more regulatory control and examination than brokers that rely on others to perform those functions. Errors in performing clearing functions, including clerical and other errors related to the handling of funds and securities held by us on behalf of clients and introducing brokers, could lead to civil penalties imposed by applicable authorities as well as losses and liability in related lawsuits brought by clients and others.

We Are Exposed to Credit Risk.

      We make margin loans to clients collateralized by client securities and periodically borrow and lend securities to cover trades. A significant portion of our net revenues is derived from interest on margin loans. To the extent that these margin loans exceed client cash balances maintained with us, we must obtain financing from third parties. We may not be able to obtain this financing on favorable terms or in sufficient amounts. By permitting clients to purchase securities on margin, we are subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral held by us could fall below the amount of a client’s indebtedness. In addition, in accordance with regulatory guidelines, we collateralize borrowings of securities by depositing cash or securities with lenders. Sharp changes in market values of substantial amounts of securities and the failure by parties to the borrowing transactions to honor their commitments could have a material adverse effect on our revenues and profitability.

Acquisitions Involve Risks That Could Adversely Affect Our Business.

      We intend to pursue strategic acquisitions of businesses and technologies. Acquisitions may entail numerous risks, including:

•	difficulties in the integration of acquired operations, services and products;

•	diversion of management’s attention from other business concerns;

•	assumption of unknown material liabilities of acquired companies;

•	amortization of acquired intangible assets, which could reduce future reported earnings;

•	potential loss of clients or key employees of acquired companies; and

•	dilution to existing stockholders.

      As part of our growth strategy, we regularly consider, and from time to time engage in discussions and negotiations regarding, strategic transactions such as acquisitions, mergers and combinations, within our industry. The purchase price for possible acquisitions may be paid in cash, through the issuance of Common Stock or other of our securities, borrowings or a combination of these methods.

      We cannot be certain that we will be able to continue to identify and to consummate strategic transactions and no assurance can be given with respect to the timing, likelihood or business effect of any possible transaction. For example, in many cases we begin negotiations that we subsequently decide to suspend or terminate for a variety of reasons. However, opportunities may arise from time to time that we will evaluate. Any transactions that we consummate would involve risks and uncertainties to us. These risks could cause the failure of any anticipated benefits of an acquisition to be realized, which could have a material adverse effect on our revenues and profitability.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of shares of Common Stock by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of the shares of Common Stock in this offering.

PRICE RANGE OF COMMON STOCK

      The following table sets forth, for the periods indicated, the high and low sales prices per share of our Common Stock as reported on the Nasdaq National Market:

	High	Low

Fiscal Year 2002
First Quarter	$7.27	$3.80
Second Quarter	$6.93	$5.06
Third Quarter	$6.87	$3.82
Fourth Quarter	$4.58	$2.95
Fiscal Year 2003
First Quarter	$5.73	$3.30
Second Quarter	$6.40	$3.83
Third Quarter	$8.93	$4.88
Fourth Quarter	$13.24	$7.15
Fiscal Year 2004
First Quarter through November 13, 2003	$14.67	$11.16

Dividends

      We have not declared or paid cash dividends on our Common Stock. We currently intend to retain all of our earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Our revolving credit agreement currently prohibits the payment of cash dividends. The payment of any future dividends will be at the discretion of our Board of Directors, subject to the provisions of the revolving credit agreement, and will depend upon a number of factors, including future earnings, the success of our business activities, capital requirements, the general financial condition and future prospects of our business, general business conditions and such other factors as the Board of Directors may deem relevant.

CAPITALIZATION

      The following table sets forth the consolidated capitalization of Ameritrade at September 26, 2003 (i) on a historical basis and (ii) on a pro forma as adjusted basis to reflect:

•	Ameritrade’s purchase of 7.5 million shares concurrently with the offering of Common Stock from the selling stockholders in a private transaction;

•	Ameritrade’s repurchase of its outstanding 5.75% convertible subordinated notes due August 1, 2004 on October 23, 2003; and

      This table should be read in conjunction with the section entitled “Selected Financial Information” included elsewhere in this prospectus.

	As of
	September 26, 2003

		Pro Forma
	Actual	As Adjusted

	(In thousands,
	except share amounts)
Convertible subordinated notes	$46,295	$—

Stockholders’ equity:
Preferred Stock, $0.01 par value; 100,000,000 shares authorized, none issued	—	—
Common Stock, $.01 par value, 650,000,000 shares authorized; 2003 — 435,081,860 shares issued	4,351	4,351
Additional paid-in capital	1,188,444	1,188,444
Retained earnings	58,172	58,172
Treasury stock, common, at cost — 2003 — 5,297,346 shares; Pro forma as adjusted — 12,797,346	(41,452)	(132,645)
Deferred compensation	708	708
Accumulated other comprehensive income	25,551	25,551

Total stockholders’ equity	1,235,774	1,144,581

Total capitalization	$1,282,069	$1,144,581

SELECTED FINANCIAL INFORMATION

      The information set forth below is qualified by reference to and should be read in conjunction with our audited consolidated financial statements and the related notes in our Annual Report on Form 10-K for the year ended September 26, 2003, which is incorporated by reference in this prospectus.

	Fiscal Year Ended*

	Sept. 24,	Sept. 29,	Sept. 28,	Sept. 27,	Sept. 26,
	1999	2000	2001	2002(2)	2003(2)

	(In thousands, except per share amounts and operating data)
Consolidated Statements of Operations Data:
Revenues:
Commissions and clearing fees	$188,082	$389,742	$269,384	$252,526	$472,760
Interest revenue	116,162	242,819	191,530	116,345	168,794
Other	10,213	21,890	37,763	74,182	89,511

Total revenues	314,457	654,451	498,677	443,053	731,065
Client interest expense	42,435	74,019	43,947	12,260	17,811

Net revenues	272,022	580,432	454,730	430,793	713,254

Expenses:
Employee compensation and benefits	74,353	144,883	144,820	133,897	176,792
Communications	18,591	36,394	39,896	36,091	46,250
Occupancy and equipment costs	14,992	45,249	60,523	55,294	54,552
Depreciation and amortization	6,753	21,624	36,033	27,945	31,708
Professional services	32,953	56,135	41,787	25,088	31,398
Interest on borrowings	4,463	16,412	11,067	5,110	5,076
(Gain)/loss on disposal of property	—	(552)	999	403	(5,093)
Other	34,401	34,662	27,364	29,605	48,829
Advertising	67,408	241,163	147,975	72,471	90,394
Gain on sale of investments	—	—	(9,692)	—	—
Restructuring and asset impairment charges	—	4,726	38,268	63,406	5,991
Debt conversion expense	—	—	62,082	—	—

Total expenses	253,914	600,696	601,122	449,310	485,897

Pre-tax income (loss)	18,108	(20,264)	(146,392)	(18,517)	227,357
Provision for (benefit from) income taxes	6,569	(6,638)	(55,215)	10,446	90,715

Net income (loss)	$11,539	$(13,626)	$(91,177)	$(28,963)	$136,642

Basic earnings (loss) per share	$0.07	$(0.08)	$(0.49)	$(0.13)	$0.32
Diluted earnings (loss) per share	$0.07	$(0.08)	$(0.49)	$(0.13)	$0.32
Weighted average shares outstanding — basic	174,342	175,025	185,830	227,327	427,376
Weighted average shares outstanding — diluted	175,745	175,025	185,830	227,327	432,480
Operating Data:
Average client trades per day	49,305	114,332	101,998	83,890	142,612
Number of core accounts(1)	560,000	1,233,000	1,794,000	2,842,000	3,014,000
Assets in client accounts (in billions)	$22.9	$36.0	$26.1	$33.9	$54.8

(1)	Includes core brokerage account base only. Non-core accounts (primarily clearing accounts, stock option administration accounts and bank referral accounts) are not included.

(2)	The Datek acquisition was effected September 9, 2002.

*	Fiscal 2000 was a 53-week year. All other periods presented are 52-week years. Certain reclassifications have been made to prior years to conform to the current year presentation.

	As of

	Sept. 24,	Sept. 29,	Sept. 28,	Sept. 27,	Sept. 26,
	1999	2000	2001	2002(1)	2003(1)

Consolidated Balance Sheet Data:
Cash and segregated investments	$1,019,370	$338,307	$2,068,391	$5,863,507	$8,127,044
Receivable from clients and correspondents, net	1,526,801	2,926,981	971,823	1,419,469	2,202,170
Total assets	3,037,083	3,798,236	3,653,871	9,800,841	14,404,268
Payable to clients and correspondents	2,057,346	2,618,157	2,777,916	6,374,644	9,611,243
Notes payable and convertible subordinated notes	200,000	275,000	70,145	47,645	46,295
Stockholders’ equity	220,463	264,168	371,433	1,098,399	1,235,774

(1)	The Datek acquisition was effected September 9, 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Overview

      We provide securities brokerage and clearing execution services to our clients through our principal retail and clearing broker-dealer, Ameritrade, Inc. Substantially all of our net revenues are derived from our brokerage activities and clearing and execution services.

      Our primary focus is serving retail clients by providing services at prices that are generally lower than most of our competitors. Our brokerage clients are able to trade securities with us through a variety of channels, principally the Internet. We provide our clients with investment news and information as well as educational services. We also provide clearing and execution services to our brokerage operations as well as to unaffiliated broker-dealers.

      Our largest sources of revenue are commissions earned from our brokerage activities and associated securities transaction clearing fees. Our other principal source of revenue is net interest revenue. Net interest revenue is the difference between interest revenues and client interest expense. Interest revenues are generated by charges to clients on margin balances maintained in brokerage accounts and the investment of cash from operations and cash segregated in compliance with federal regulations in short-term marketable securities. Client interest expense consists of amounts paid or payable to clients based on credit balances maintained in brokerage accounts. We also receive payment for order flow, which results from arrangements we have with many execution agents to receive cash payments in exchange for routing trade orders to these firms for execution and is included in commissions and clearing fees on the Statement of Operations.

      Our largest operating expense generally is employee compensation and benefits. Employee compensation and benefits expense includes salaries, bonuses, group insurance, contributions to benefit programs, recruitment and other related employee costs. Communications expense includes telecommunications, postage, news and quote costs. Occupancy and equipment costs include the costs of leasing and maintaining our office spaces and the lease expenses on computer and other equipment. Depreciation and amortization includes depreciation on property and equipment, as well as amortization of intangible assets. Professional services expense includes costs paid to outside firms for assistance with legal, accounting, technology, marketing and general management issues. Interest on borrowings consists of interest expense on our convertible subordinated notes and other borrowings. Other operating expenses include commissions and clearance expenses, trade execution fees, provision for losses, client execution price adjustments, travel expenses and other miscellaneous expenses. In addition, our costs related to the processing of client confirmations, statements and other communications are included in this category. Advertising costs are expensed as incurred and include production and placement of advertisements in various media, including online, television, print and direct mail. Advertising expenses may increase or decrease significantly from period to period.

      We believe that the online securities brokerage market is currently impacted by four significant trends that may affect our financial condition and results of operations. First, price is an important component of the value proposition for the online securities brokerage market. This trend has resulted in the implementation of various strategies such as tiered pricing, account maintenance fees, order handling fees and per share charges. Second, technology has increased in importance, as delivery channels such as the Internet have become more prevalent. The vast majority of our trades and an increasing percentage of our client support activities are now placed through electronic media, primarily the Internet. This increased use of electronic media has helped to decrease operating expenses per trade over the past several years and we believe this trend will continue. Third, the increasing recognition of the need for scale and required investment in technology have resulted in consolidation in the industry. Finally, we believe the intense advertising and promotional efforts by our major competitors and us are making it increasingly difficult for new entrants to make a competitive impact without substantial financial resources to invest in building a brand.

      Our fiscal year ends on the last Friday in September. References to fiscal year in this document or in the information incorporated herein by reference are to the approximate twelve-month period ended on any such Friday. For example, “fiscal 2003” refers to the fiscal year ended September 26, 2002.

Results of Operations

Fiscal Year Ended September 26, 2003 Compared to Fiscal Year Ended September 27, 2002

Net Revenues

      Commissions and clearing fees increased 87 percent to $472.8 million for fiscal 2003 from $252.5 million for fiscal 2002, primarily due to the full year impact of adding 876,000 core accounts in the fourth quarter of fiscal 2002 as a result of the Datek merger, increased client trading activity and increased commissions and clearing fees per trade. Average trades per day increased 70 percent to 142,612 for fiscal 2003 from 83,890 in fiscal 2002. Clients averaged approximately 12.3 trades per account during fiscal 2003, compared to approximately 10.8 trades per account for fiscal 2002. Commissions and clearing fees per trade increased to $13.21 in fiscal 2003 from $11.99 for fiscal 2002, due primarily to the implementation of a new pricing schedule effective October 19, 2002 and an increase in the average number of contracts per options trade, partially offset by slightly lower payment for order flow revenue per trade during fiscal 2003 compared to fiscal 2002. Under the new pricing schedule, commissions for online equity trades are $10.99 for both market and limit orders, regardless of the number of shares bought or sold with no additional order handling fees. Under the previous pricing schedule, commissions for online equity market orders were $8.00, while online equity limit orders were $13.00. Flat commission pricing was also implemented for Interactive Voice Response system trades, at $14.99 per trade (previously $12.00 for market orders and $17.00 for limit orders). Broker-assisted trades are now $24.99 for market orders, with an additional $5.00 fee for limit orders. We expect average commissions and clearing fees per trade to range from approximately $12.60 to $13.60 per trade during fiscal 2004, depending on the mix of trading activity, level of payment for order flow revenue and other factors.

      In August 2002, NASD, Inc. directed our broker-dealer subsidiaries, iClearing LLC and Ameritrade, Inc., to cease permitting cash account clients to utilize the proceeds from the sale of fully-paid for securities to purchase other securities in advance of the actual receipt of proceeds from the settlement of the sale of the fully-paid for securities (the “specified trades”). We have completed the changes to our systems and procedures required to address this restriction. While trading activity in cash accounts that we had identified as engaging in specified trades decreased substantially in the second and third fiscal quarters, we have not been able to quantify the impact of the restrictions on the Company’s revenues and earnings. We believe that clients’ modification to their trading activity, conversion to margin accounts or closing of cash accounts as a result of the restrictions for the most part occurred by the end of the third fiscal quarter.

      Net interest revenue increased 45 percent to $151.0 million for fiscal 2003 from $104.1 million for fiscal 2002. Average total client and correspondent receivables increased 34 percent in fiscal 2003 compared to fiscal 2002, due primarily to the Datek merger. Average segregated cash increased by 149 percent in fiscal 2003 from fiscal 2002, due primarily to the Datek merger. The increased interest income resulting from the higher client and correspondent receivables and segregated cash was partially offset by a decrease of 58 basis points in the average interest rate charged on client receivables, a decrease of 63 basis points in the average interest rate earned on segregated cash and an increase of 120 percent in average amounts payable to clients and correspondents in fiscal 2003 from fiscal 2002. We generally expect net interest revenue to grow as our account base grows. However, it will also be affected by changes in interest rates and fluctuations in the levels of client margin borrowing and deposits.

      Other revenues increased 21 percent to $89.5 million for fiscal 2003 from $74.2 million for fiscal 2002, due primarily to increased account maintenance, clearing and other fee income resulting from the Datek merger.

Expenses

      Employee compensation and benefits expense increased 32 percent to $176.8 million for fiscal 2003 compared to $133.9 million for fiscal 2002. Although full-time equivalent employees decreased 19 percent to 1,732 at the end of fiscal 2003 from 2,150 at the end of fiscal 2002, the average number of full-time equivalent employees during fiscal 2003 increased by approximately nine percent compared to fiscal 2002 as a result of the Datek merger. We currently expect the number of full-time equivalent employees to range between 1,750 and 1,850 during fiscal 2004, depending on market conditions. During fiscal 2003, we incurred approximately $9.5 million of expense for bonuses based on synergies achieved in the Datek merger; and approximately $4.3 million of compensation expense for stock appreciation rights (“SARs”) assumed in the Datek merger, due to increases in our stock price and costs of a cash-out offer to SAR holders during fiscal 2003. As of September 26, 2003, there were approximately 42,000 SARs outstanding with a weighted average exercise price of $4.71 per share, compared with approximately 3.8 million SARs outstanding at September 27, 2002. Due to the variable accounting required for SARs, fluctuations in our stock price will cause fluctuations in the related compensation expense in future periods for the remaining SARs outstanding.

      Communications expense increased 28 percent to $46.3 million for fiscal 2003 compared to $36.1 million for fiscal 2002, due primarily to increased expense for quotes, market information and telecommunications costs associated with additional accounts and transaction processing volumes resulting from the Datek merger.

      Occupancy and equipment costs decreased one percent to $54.6 million for fiscal 2003 from $55.3 million for fiscal 2002, due to facilities and equipment reductions in existing Ameritrade locations, partially offset by facilities added in the Datek merger.

      Depreciation and amortization increased 13 percent to $31.7 million for fiscal 2003 from $27.9 million for fiscal 2002, due primarily to amortization of intangible assets recorded in the Datek merger, partially offset by lower depreciation expense due to the effect of tangible assets that have become fully depreciated.

      Professional services expense increased 25 percent to $31.4 million for fiscal 2003, from $25.1 million for fiscal 2002. This increase was primarily due to increased usage of consulting services during fiscal 2003 in connection with the Datek merger integration.

      Interest on borrowings was approximately $5.1 million for both fiscal 2003 and fiscal 2002. Lower average borrowings on our revolving credit agreement were offset by interest expense associated with the forward contracts on our Knight investment in fiscal 2003. We had no borrowings outstanding on our revolving credit agreement during fiscal 2003.

      Loss (gain) on disposal of property includes approximately $5.9 million of gain recognized on the sale/ leaseback of our Kansas City data center facility in fiscal 2003. The remaining $3.5 million of gain on the sale/ leaseback is being recognized over the five-year term of the leaseback in accordance with sale/ leaseback accounting.

      Other operating expenses increased 65 percent to $48.8 million for fiscal 2003 compared to $29.6 million for fiscal 2002, due primarily to increased clearing, execution and account maintenance expenses resulting from the increased transaction volume and accounts added through the Datek merger.

      Advertising expenses increased 25 percent to $90.4 million for fiscal 2003 from $72.5 million for fiscal 2002. The increased level of advertising expenditures was principally due to our introduction of a new suite of products and services and new pricing schedule during the first quarter of fiscal 2003. We expect approximately $80 million to $120 million of advertising expenditures for fiscal 2004, depending on market conditions.

      Restructuring and asset impairment charges in fiscal 2003 consist of approximately $4.8 million in severance costs related to the closing of TradeCast and the integration of the Datek and Ameritrade technology organizations, and approximately $1.2 million of non-cancelable lease costs in connection with the closing of TradeCast. Restructuring and asset impairment charges in fiscal 2002 consisted of a $63.4 million impairment charge to reflect the amount by which the carrying value of the TradeCast subsidiaries exceeded its estimated fair value. The impairment loss consisted of $53.5 million of goodwill and $9.9 million of property and equipment.

      Income tax expense was $90.7 million for fiscal 2003 compared to $10.4 million for fiscal 2002. The effective income tax rate was approximately 40 percent for fiscal 2003. We recorded income tax expense in fiscal 2002 despite having a pre-tax loss before income taxes, due primarily to the nondeductible goodwill component of TradeCast impairment charge. We expect our effective income tax rate for fiscal 2004 to be approximately 40 percent.

     Fiscal Year Ended September 27, 2002 Compared to Fiscal Year Ended September 28, 2001

      Net Revenues. Commissions and clearing fees decreased six percent to $252.5 million in fiscal 2002 from $269.4 million in fiscal 2001. This decrease was primarily attributable to a decrease in the number of securities transactions processed, as average trades per day decreased 18 percent to 83,890 in fiscal 2002 from 101,998 in fiscal 2001. Clients averaged approximately 11 trades per account during fiscal 2002, compared to approximately 17 trades per account during fiscal 2001. The decreased volume per account was partially offset by a significant increase in client accounts. We added 215,000 core accounts during the fourth quarter of fiscal 2001 through our acquisition of National Discount Brokers Corporation (“NDB”) and 876,000 core accounts during the fourth quarter of fiscal 2002 through our merger with Datek. The substantial advertising expenditures made by us during the past few years also contributed to account growth. Client accounts increased to approximately 2,842,000 at September 27, 2002 from approximately 1,794,000 at September 28, 2001. Commissions and clearing fees per trade increased to $11.99 in fiscal 2002 from $10.69 in fiscal 2001. This increase was due primarily to the addition of the NDB accounts, which became part of our Ameritrade Plus product offering, the implementation of a commission structure for our Freetrade product offering effective February 28, 2002 for trades in excess of 25 per month and increased option trading by our clients, which generates higher commissions than equity trades. These increases were partially offset by slightly lower payment for order flow revenues.

      Net interest revenue (interest revenue less client interest expense) decreased 29 percent to $104.1 million in fiscal 2002 from $147.6 million in fiscal 2001. This decrease was due primarily to a 29 percent decrease in average client and correspondent receivables, a decrease of approximately 230 basis points in the average interest rate charged on such receivables, a decrease of approximately 300 basis points in the average interest rate earned on cash and investments, including cash and investments segregated in compliance with federal regulations, and an increase of 25 percent in average amounts payable to clients and correspondents in fiscal 2002 from fiscal 2001. These factors were partially offset by an 89 percent increase in average cash and investments, including cash and investments segregated in compliance with federal regulations, and a decrease of approximately 130 basis points in the average interest rate paid on client and correspondent payables in fiscal 2002 from fiscal 2001.

      Other revenues increased to $74.2 million in fiscal 2002 from $37.8 million in fiscal 2001, due primarily to increased money market fee income, and the implementation during the second half of fiscal 2001 of a transaction fee for paper confirmations and a quarterly fee on accounts that do not meet certain minimum levels of trading activity or assets. In addition, fees charged to third party broker-dealers for orders placed through the Company’s subsidiary, TradeCast, licensed order entry software system also contributed to the increase.

      Expenses. Employee compensation and benefits expense decreased eight percent to $133.9 million in fiscal 2002 from $144.8 million in fiscal 2001, due primarily to the effect of staff reductions during fiscal 2001. Although full-time equivalent employees increased to 2,150 at the end of September 2002 from 1,970 at the end of September 2001 primarily as a result of the Datek merger, the average number of full-time equivalent employees was 22 percent lower in fiscal 2002 than fiscal 2001.

      Communications expense decreased 10 percent to $36.1 million in fiscal 2002 compared to $39.9 million in fiscal 2001, due primarily to decreased expense for quotes, market information and postage due to lower transaction processing volumes and the implementation of electronic trade confirmations and client statements during fiscal 2001, partially offset by additional communications expenses for TradeCast.

      Occupancy and equipment costs decreased nine percent to $55.3 million in fiscal 2002 from $60.5 million in fiscal 2001. This decrease was due primarily to the effect of our facilities consolidation and related restructuring charge in the fourth quarter of fiscal 2001, partially offset by additional occupancy and equipment costs related to TradeCast.

      Depreciation and amortization decreased 22 percent to $27.9 million in fiscal 2002 from $36.0 million in fiscal 2001, due primarily to the discontinuation of goodwill amortization upon our adoption of SFAS No. 142, Goodwill and Other Intangible Assets, on September 29, 2001, and the effect of the facilities consolidation and resulting restructuring charge in the fourth quarter of fiscal 2001, partly offset by higher software amortization expense.

      Professional services expense decreased 40 percent to $25.1 million in fiscal 2002 from $41.8 million in fiscal 2001. This decrease was primarily due to decreased usage of marketing and technology consulting services during fiscal 2002 compared to fiscal 2001, partially offset by legal and accounting expenses incurred in connection with the Datek merger in fiscal 2002.

      Interest on borrowings decreased 54 percent to $5.1 million in fiscal 2002, from $11.1 million in fiscal 2001, due to the conversion of $152.4 million of convertible subordinated notes in February 2001 and lower average interest rates and borrowings on our revolving credit agreements. The debt conversion resulted in savings of approximately $8.8 million annually in cash interest payments on the convertible subordinated notes.

      Other operating expenses increased six percent to $30.0 million in fiscal 2002 from $28.4 million in fiscal 2001, primarily due to the accrual in fiscal 2002 of $2.5 million related to a patent infringement matter, partially offset by lower transaction processing volumes and the implementation of electronic statements and trade confirmations in fiscal 2001.

      Advertising expenses decreased 51 percent to $72.5 million in fiscal 2002 from $148.0 million in fiscal 2001. The reduced level of advertising expenditures was principally due to adverse stock market conditions and lower media costs.

      Gain on sale of investment in fiscal 2001 consists of a gain of approximately $9.7 million on the sale of preferred stock of Epoch Partners, Inc. (“Epoch”). We sold our interest in Epoch for approximately $16.4 million in cash.

      Restructuring and asset impairment charges in fiscal 2002 consisted of a $63.4 million impairment charge to reflect the amount by which the carrying value of the TradeCast subsidiaries exceeded its estimated fair value. The impairment loss consisted of $53.5 million of goodwill and $9.9 million of property and equipment. Restructuring and asset impairment charges of $38.3 million in fiscal 2001 consisted primarily of severance pay and benefits for approximately 480 terminated employees and impairment charges related to a comprehensive facilities consolidation in connection with a reorganization of our corporate and management structure. Offices in Fort Worth, Texas; Omaha, Nebraska; Baltimore, Maryland; and Purchase, New York were affected by the facilities consolidation.

      Debt conversion expense in fiscal 2001 consisted of $58.7 million of cash paid to holders of the convertible subordinated notes in connection with the conversion of $152.4 million of the notes into 4.7 million shares of Common Stock, and $3.4 million of deferred note origination costs written off related to the converted notes.

      Income tax expense was $10.4 million in fiscal 2002 compared to income tax benefit of $55.2 million in fiscal 2001. We recorded income tax expense in fiscal 2002 despite having a pretax loss before income taxes, due primarily to the nondeductible goodwill component of the TradeCast impairment charge.

Liquidity and Capital Resources

      We have historically financed our liquidity and capital needs primarily through the use of funds generated from operations and from borrowings under our credit agreements. We have also issued Common Stock and convertible subordinated notes to finance mergers and acquisitions and for other corporate purposes. Our liquidity needs during fiscal 2003 were financed primarily from our earnings and cash on hand. We also received approximately $35.5 million of proceeds on a prepaid variable forward contract (see “Prepaid Variable Forward Contract”) on our 7.9 million share investment in Knight, and approximately $23.2 million of net proceeds from the sale/leaseback of our Kansas City data center facility. We plan to finance our capital and liquidity needs primarily from our earnings and cash on hand. In addition, we may utilize our revolving credit facility or issue equity or debt securities.

      If additional funds are raised through the issuance of equity securities, the percentage ownership of the stockholders may be reduced, stockholders may experience additional dilution in net book value per share or such equity securities may have rights, preferences or privileges senior to those of the holders of our Common Stock. There can be no assurance that additional financing will be available if needed on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to develop or enhance our services and products, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and operating results.

      Dividends from our subsidiaries are another source of liquidity for the holding company. Some of our subsidiaries are subject to requirements of the SEC and NASD relating to liquidity, capital standards, and the use of client funds and securities, which limit funds available for the payment of dividends to the holding company.

      Under the SEC’s Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), our broker-dealer subsidiaries are required to maintain at all times at least the minimum level of net capital required under Rule 15c3-1. This minimum net capital level is determined based upon an involved calculation described in Rule 15c3-1 that is primarily based on each broker-dealer’s “aggregate debits”, which primarily are a function of client margin receivables at our broker-dealer subsidiaries. Since our net debit items may fluctuate significantly, our minimum net capital requirements may also fluctuate significantly from period to period. The holding company may make cash capital contributions to broker-dealer subsidiaries, if necessary, to meet net capital requirements.

Cash Flow

      Cash flow activity for fiscal 2003 was significantly impacted by the Datek acquisition. As part of the acquisition, the Company acquired a substantial amount of cash of Datek to be utilized to pay liabilities assumed, as described below.

      Cash provided by operating activities was $31.8 million for fiscal 2003, compared to $88.8 million for fiscal 2002. The decrease in cash flows from operations was primarily due to a substantial reduction in accounts payable and accrued liabilities and payment of approximately $80.5 million in income taxes during fiscal 2003, partially offset by higher pre-tax income compared to the same period of the previous year. The large amount of income taxes paid was primarily due to taxes owed by Datek resulting from a gain on the distribution of Island Holding Company, Inc. (“Island”) stock to Datek stockholders prior to the Datek merger. The payment of taxes on the Island distribution was funded by a cash holdback amount established in connection with the Datek merger. The reduction in accounts payable and accrued liabilities includes payments on liabilities assumed in the Datek merger, which were also funded by cash acquired in the Datek merger.

      Cash provided by investing activities was $9.7 million for fiscal 2003, compared to $110.1 million for fiscal 2002. The cash provided by investing activities in fiscal 2003 was due primarily to $23.2 million of proceeds from the sale/ leaseback of our Kansas City data center facility, partially offset by $9.0 million of capital expenditures primarily for software development and payments of $4.0 million to acquire approximately 16,500 Mydiscountbroker.com accounts. The cash provided by investing activities in fiscal 2002 consisted primarily of cash acquired in the Datek merger.

      Cash provided by financing activities was $8.5 million for fiscal 2003, compared to cash used in financing activities of $24.6 million for fiscal 2002. The financing activities consisted mainly of $35.5 million of proceeds on the Knight prepaid variable forward contracts, $49.4 million of proceeds from stock option exercises and $10.6 million of payments received on stockholder loans, partly offset by $85.8 million of stock repurchases and $1.2 million of repurchases of our convertible subordinated notes (see “Convertible Subordinated Notes”) in fiscal 2003; and $22.5 million of payments on our revolving credit facility and $4.8 million of stock repurchases in fiscal 2002.

Loan Agreement

      On December 16, 2002, we entered into a second amended and restated revolving credit agreement. The revolving credit agreement permits borrowings of up to $50 million through December 15, 2003, and is secured primarily by our stock in our subsidiaries and personal property. The interest rate on borrowings, determined on a monthly basis, initially is equal to the lesser of (i) the national prime rate or (ii) one month LIBOR plus 2.75 percent. The interest rate is decreased as we achieve certain levels of consolidated net income during the term of the agreement. At September 26, 2003, the interest rate on the revolving credit agreement would have been 3.62 percent. We also pay a commitment fee of 0.375 percent of the unused borrowings through the maturity date. We had no outstanding indebtedness under the revolving credit agreement at September 26, 2003 and no outstanding indebtedness under the prior revolving credit agreement at September 27, 2002. The revolving credit agreement contains certain covenants and restrictions, including a minimum net worth requirement, and prohibits the payment of cash dividends to stockholders. We were in compliance with or obtained waivers for all covenants under the revolving credit agreements for all periods presented in the condensed consolidated financial statements. The agent for our credit facility has agreed in principle to increase the facility to $75 million from the current $50 million and to extend the term through December 2004 on substantially the same terms.

Convertible Subordinated Notes

      In August 1999, we issued $200 million of 5.75 percent convertible subordinated notes due August 1, 2004. In February 2001, $152.4 million of our convertible subordinated notes were converted for approximately 4.7 million shares of Common Stock and $58.7 million of cash. In October 2002, we repurchased and retired approximately $1.4 million of our convertible subordinated notes for approximately $1.2 million in cash, resulting in a gain on debt retirement of approximately $0.2 million. On October 23, 2003, we redeemed the remaining $46.3 million of convertible subordinated notes for an amount equal to 101.15 percent of the principal amount, resulting in a loss on the redemption of approximately $0.5 million in the first quarter of fiscal 2004.

Prepaid Variable Forward Contract

      During fiscal 2003, we entered into a series of prepaid variable forward contracts (the “forward contracts”) with a counterparty with a total notional amount of approximately $41.4 million on 7.9 million underlying Knight shares. The forward contracts each contain a zero-cost embedded collar on the value of the Knight shares, with a weighted average floor price of $5.13 per share and a weighted average cap price of $6.17 per share. At the inception of the forward contracts, we received cash of approximately $35.5 million, equal to approximately 86 percent of the notional amount. The forward contracts mature on various dates in fiscal years 2006 and 2007. At maturity, we may settle the forward contracts in shares of Knight or in cash, at our option. If the market price of the Knight stock at maturity is equal to or less than the floor price, the counterparty will be entitled to receive one share of Knight or its cash equivalent for each underlying share. If the market price of the Knight stock at maturity is greater than the cap price, the counterparty will be entitled to receive the number of shares of Knight or its cash equivalent equal to the ratio of the floor price plus the excess of the market price over the cap price, divided by the market price, for each underlying share. If the market price at maturity is greater than the floor price but less than or equal to the cap price, the counterparty will be entitled to receive the number of Knight shares or its cash equivalent equal to the ratio of the floor price divided by the market price for each underlying share. Regardless of whether the forward contract is settled in Knight shares or in cash, we intend to sell the underlying Knight shares at maturity.

      We have designated the forward contracts as cash flow hedges of the forecasted future sales of 7.9 million Knight shares. The forward contracts are expected to be perfectly effective hedges against changes in the cash flows associated with the forecasted future sales outside the price ranges of the collars. Accordingly, all changes in the fair value of the embedded collars are recorded in other comprehensive income, net of income taxes. As of September 26, 2003, the total fair value of the embedded collars was approximately $46.7 million and was included in accounts payable and accrued liabilities on the consolidated balance sheet.

      The $35.5 million of cash received on the forward contracts is accounted for as an obligation on the consolidated balance sheet. We are accreting interest on the obligation to the notional maturity amount of $41.4 million over the terms of the forward contracts using effective interest rates with a weighted average of approximately 4.3 percent. Upon settlement of a forward contract, the fair value of the collar and the realized gain or loss on the Knight stock delivered to the counterparty or otherwise sold will be reclassified from other comprehensive income into earnings.

Stock Repurchase Program

      On September 9, 2002, our Board of Directors authorized a program to repurchase up to 40 million shares of our Common Stock from time to time over a two-year period beginning September 19, 2002. During fiscal 2003, we funded our purchases with cash on hand and the proceeds of the Knight prepaid variable forward contracts. We expect to fund any future purchases primarily with operating profits or cash on hand. Through September 26, 2003, we repurchased approximately 16.6 million shares at a weighted average purchase price of $5.45 per share.

Other Contractual Obligations

      We are obligated to pay our Chief Executive Officer (“CEO”) $15.6 million in deferred compensation, adjusted for investment income or losses on the $15.6 million, pursuant to our employment agreement with the CEO. Our current employment agreement with the CEO ends on March 1, 2005. This payment will be made not sooner than the day after the CEO’s employment with the Company terminates. At September 26, 2003 and September 27, 2002, we had an equity index swap arrangement with a notional amount of $15.6 million for the purpose of hedging our obligation under this deferred compensation plan. Changes in the fair value of this instrument are equally offset by changes in our obligation to our CEO.

      We also have contractual obligations under operating leases for facilities and equipment. The following table summarizes future payments under our contractual obligations. Amounts are in thousands.

		Payments Due for Fiscal Years Ending:

Contractual Obligations	Total	2004	2005-06	2007-08	After 2008

Operating leases, net of sublease proceeds	$76,351	$17,086	$19,913	$12,148	$27,204
Deferred compensation (1)	15,550	15,550	—	—	—
Convertible subordinated notes (2)	46,295	46,295	—	—	—

Total contractual cash obligations	$138,196	$78,931	$19,913	$12,148	$27,204

(1)	Our obligation to our CEO for deferred compensation will become payable not sooner than the day after the CEO’s employment with the Company terminates. The obligation is presented in the fiscal 2004 column as the entire amount of the compensation has already been earned by the CEO.

(2)	We redeemed all of the aggregate principal amount outstanding of these notes on October 23, 2003.

      On November 6, 2003, we announced that we entered into a definitive agreement to acquire Bidwell & Company. In connection with this purchase, we expect to pay approximately $55 million in cash and the transaction is expected to close in early 2004, subject to applicable regulatory approvals. We expect to use cash on hand to fund the acquisition.

Off-Balance Sheet Arrangements

      The Company does not have any obligations which meet the definition of an off-balance sheet arrangement and which have or are reasonably likely to have a material effect on our financial statements.

New Accounting Pronouncements

      SFAS No. 148 — In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of FASB Statement No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002 and for interim periods beginning after December 15, 2002. Effective September 27, 2003, we adopted the fair value based method of accounting for stock-based compensation under SFAS No. 123 using the prospective transition method of SFAS No. 148. We cannot presently estimate the effect on our future results of operations of adopting SFAS No. 123 using the prospective transition method, because the effect is dependent on the amount of any future stock-based compensation issued.

      FIN No. 45 — In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN No. 45”). The initial recognition and measurement provisions of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for interim or annual periods ending after December 15, 2002. There was no impact on our financial statements as a result of adopting FIN No. 45.

      FIN No. 46 — In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN No. 46”). FIN No. 46 applies to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period ending after December 15, 2003, to variable interest entities in which an enterprise holds an interest that it acquired before February 1, 2003. We do not expect adoption of FIN No. 46 to have any impact on our consolidated financial statements.

      SFAS No. 149 — In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends SFAS No. 133 for decisions made (1) as part of the Derivatives Implementation Group process that effectively required amendments to SFAS No. 133, (2) in connection with other FASB projects dealing with financial instruments and (3) in connection with implementation issues raised in relation to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. Adoption of SFAS No. 149 did not have a material impact on our consolidated financial statements.

      SFAS No. 150 — In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, to establish standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for certain provisions that have been deferred. Adoption of SFAS No. 150 had no impact and is not expected to have an impact on our consolidated financial statements.

MANAGEMENT

Board of Directors

      The following table sets forth certain information regarding the Directors of the Company:

			Director	Which Term
Name	Age	Principal Occupation	Since	Expires

J. Joe Ricketts	62	Chairman and Founder of the Company	1981	Class III 2005
J. Peter Ricketts	39	President, Private Client Division; Vice Chairman and Corporate Secretary of the Company	1999	Class II 2004
Michael D. Fleisher	38	Chairman and Chief Executive Officer, Gartner, Inc.	2002	Class I 2006
Glenn H. Hutchins	48	Managing Member, Silver Lake Technology Management, L.L.C.	2002	Class I 2006
C. Kevin Landry	59	Managing Director and Chief Executive Officer, TA Associates, Inc.	2002	Class II 2004
Mark L. Mitchell	43	Principal, CNH Partners, LLC	1996	Class II 2004
Stephen G. Pagliuca	48	Managing Director, Bain Capital	2002	Class III 2005
Thomas S. Ricketts	38	Chairman and Chief Executive Officer, Incapital LLC	2002	Class I 2006

      J. Joe Ricketts is currently Chairman of the Company’s Board of Directors. He also held the position of Chief Executive Officer from 1981 through February 2001, except for the period from March 1999 to May 2000, during which he was Co-Chief Executive Officer, and the period from May 2000 to August 2000, during which he did not hold the position of Chief Executive Officer. In 1975, Mr. Ricketts became associated with the Company and served as a Director and officer. By 1981, Mr. Ricketts acquired majority control of the Company. Prior to 1975, Mr. Ricketts was a registered representative with a national brokerage firm, an investment advisor with Ricketts & Co. and a branch manager with The Dun & Bradstreet Corporation, a financial information firm. Mr. Ricketts is a Director of Securities Industry Association (SIA). Mr. Ricketts served as a member of the District Committee for District 4 of the NASD from 1996 to 1999. Mr. Ricketts serves on the Board of Directors of the American Enterprise Institute. Mr. Ricketts received a B.A. in economics from Creighton University. Mr. Ricketts is the father of J. Peter Ricketts and Thomas S. Ricketts.

      J. Peter Ricketts became President of the Company’s Private Client Division in June 2001. He has served as a Director since 1999, has been Secretary of the Company since May 2001 and also served as Secretary from November 1996 to October 1999. Since joining the Company in 1993, he has held various leadership positions, including Senior Vice President of Strategy and Business Development, Senior Vice President of Product Development and Senior Vice President of Marketing. Mr. Ricketts received an M.B.A. in marketing and finance and a B.A. in biology from the University of Chicago. J. Peter Ricketts is the son of J. Joe Ricketts and the brother of Thomas S. Ricketts.

      Michael D. Fleisher has been Chairman of the Board of Gartner, Inc. since October 2001, and a director and Chief Executive Officer of Gartner since October 1999. From February 1999 to October 1999, he served as Gartner’s Chief Financial Officer and Executive Vice President, Finance and Administration. Mr. Fleisher joined Gartner in April 1993. Prior to joining Gartner, Mr. Fleisher worked at Bain Capital, Inc. where he was involved in the buyout of Gartner by management and Bain Capital from Saatchi & Saatchi in October 1990. Prior to working at Bain Capital, Mr. Fleisher was a consultant with Bain & Company, a global business consulting firm. Mr. Fleisher is on the board of NYC 2012, Inc. Mr. Fleisher holds a B.S. in economics from the Wharton School of the University of Pennsylvania.

      Glenn H. Hutchins is a Managing Member of Silver Lake Technology Management, L.L.C., which he co-founded in January 1999. Silver Lake Technology Management is a manager and advisor of private equity funds, including Silver Lake Partners, L.P. Mr. Hutchins is a Managing Member of Silver Lake Technology Associates, L.L.C., which is the general partner of Silver Lake Partners, L.P. From 1994 to 1999, Mr. Hutchins was a Senior Managing Director of The Blackstone Group, where he focused on private equity investing. Mr. Hutchins is a director of Gartner, Inc., Instinet Group Incorporated and Seagate Technology Holdings. He is also a director of private companies and non-profit organizations. Mr. Hutchins holds an A.B. from Harvard University, an M.B.A. from Harvard Business School and a J.D. from Harvard Law School.

      C. Kevin Landry has served as a Managing Director and Chief Executive Officer of TA Associates, Inc. since its incorporation in 1994. From 1982 to 1994, Mr. Landry served as a Managing Partner of its predecessor partnership. Mr. Landry also is a director of Instinet Group Incorporated and Standex International Corporation. He is a member of the Private Equity Hall of Fame. He is a Trustee of the Middlesex School, an Overseer of the Museum of Fine Arts, a member of the Executive Committee of Harvard University’s Committee on University Resources and Co-Chairman of the Harvard Boston Major Gifts Committee. Mr. Landry received an M.B.A. from The Wharton School of Finance and a B.A. in Economics from Harvard University.

      Mark L. Mitchell has served as a Director of the Company since December 1996 and served as a member of the Company’s Board of Advisors in 1993. Mr. Mitchell is a Principal at CNH Partners, LLC, an investment management firm which he co-founded in 2001. He was a finance professor at Harvard University from 1999 to 2003 and was a finance professor at the University of Chicago from 1990 to 1999. Mr. Mitchell was a Senior Financial Economist for the SEC from 1987 to 1990. He is a member of the Nasdaq Quality of Markets Committee. He was a member of the Economic Advisory Board of the NASD from 1995 to 1998. Mr. Mitchell received a Ph.D. in Applied Economics and an M.A. in Economics from Clemson University, and received a B.B.A. in Economics from the University of Louisiana at Monroe.

      Stephen G. Pagliuca founded the Information Partners Fund for Bain Capital in 1989. As a Managing Director of Bain Capital, he has been involved in over thirty acquisitions of significant information and medical companies, including Gartner, Inc., Physio-Control and Wesley-Jessen. Previously, Mr. Pagliuca was a Vice President at Bain & Company where he managed relationships in the healthcare and information services industries. He was also involved in developing Bain’s turnaround practice in which he worked with investment groups and corporate clients to rapidly improve under-performing business units. Mr. Pagliuca also worked as a senior accountant and international tax specialist for Peat Marwick Mitchell & Company in the Netherlands. Mr. Pagliuca is a director of Gartner, Inc., FTD, Inc. and Instinet Group Incorporated. Mr. Pagliuca earned an M.B.A. from Harvard Business School and received a B.A. from Duke University.

      Thomas S. Ricketts is the Chairman and Chief Executive Officer of Incapital LLC, a company he co-founded in 1999. Incapital is a technologically oriented investment bank focused exclusively on the underwriting and distribution of fixed income products to individual investors. Incapital underwrites for several major U.S. corporations through its InterNotesSM product platform. From 1996 to 1999, Mr. Ricketts was a Vice President and an investment banker for the brokerage division of ABN AMRO. From 1995 to 1996, he was a Vice President at Mesirow Financial. From 1988 to 1994, Mr. Ricketts was a market maker on the Chicago Board Options Exchange. Mr. Ricketts holds an M.B.A. and a B.A. from the University of Chicago. Thomas S. Ricketts is the son of J. Joe Ricketts and the brother of J. Peter Ricketts.

Executive Officers

      The Company’s executive officers are as follows:

Name	Age	Position

J. Joe Ricketts	62	Chairman and Founder
Joseph H. Moglia	54	Chief Executive Officer
Phylis M. Esposito	52	Executive Vice President, Chief Strategy Officer
Michael Feigeles	47	Executive Vice President, Special Products
Kurt D. Halvorson	41	Executive Vice President, Chief Administrative Officer
Asiff Hirji	37	Executive Vice President, Chief Information Officer
Ellen L.S. Koplow	43	Senior Vice President and General Counsel
John R. MacDonald	48	Executive Vice President, Chief Financial Officer and Treasurer
Anne L. Nelson	50	Senior Vice President and Chief Marketing Officer
J. Peter Ricketts	39	President, Private Client Division

      See “Board of Directors” for information regarding the business experience of J. Joe Ricketts and J. Peter Ricketts.

      Joseph H. Moglia joined the Company as Chief Executive Officer in March 2001. Mr. Moglia joined the Company from Merrill Lynch, where he served as Senior Vice President and head of the Investment Performance and Product Group for Merrill’s Private Client division. He oversaw all investment products, as well as the firm’s insurance and 401(k) businesses. Mr. Moglia joined Merrill Lynch in 1984 and, by 1988, was the company’s top institutional sales person. In 1992 he became head of Global Fixed Income Institutional Sales and in 1995 ran the firm’s Municipal division before moving to its Private Client division in 1997. Prior to entering the financial services industry, Mr. Moglia was the defensive coordinator for Dartmouth College’s football team. He coached various teams for 16 years, authored a book on football and wrote 11 articles that were published in national coaching journals. Mr. Moglia serves on the boards of directors of AXA Financial, Inc. and of its subsidiary, The Equitable Life Assurance Society of the U.S. Mr. Moglia received an M.S. in economics from the University of Delaware and a B.A. in economics from Fordham University.

      Phylis M. Esposito joined the Company as Chief Strategy Officer in July 2001. Ms. Esposito is responsible for Corporate Strategy, focusing on industry and market issues to develop corporate business initiatives that mitigate risks and maximize opportunities for profitable long-term growth. Ms. Esposito also oversees Investor Relations. Ms. Esposito has over 25 years of financial markets experience. From 1998 until joining the Company, she served as senior partner and project manager for Mathias & Company, Management Consultants. In that role, she provided strategic advice and business plan implementation to global financial institutions, professional financial service firms and multi-national corporations. Prior to that, she was a Senior Managing Director for Bear Stearns & Company. She was also a founding Partner and Chief Financial Officer for Artemis Capital Group, and a Vice President for Goldman Sachs. Ms. Esposito received an M.B.A. from Columbia University and holds a B.A. from Fordham University.

      Michael Feigeles joined the Company as Executive Vice President, Special Projects in February 2003. His duties include planning new initiatives for individual investors as well as developing relationships with Ameritrade Institutional distribution channels, including financial advisors and institutions. Mr. Feigeles has over 23 years experience in the financial services industry, spent principally with Merrill Lynch and Co. from 1978 to 2001. He received an M.B.A from Pace University in New York and a B.S. in accounting from the University of Maryland.

      Kurt D. Halvorson has served as Chief Administrative Officer since June 2001. He is responsible for communication and coordination of the Company’s Executive Management Team. In addition, he oversees human resources, corporate communications, facilities and clearing functions and administers corporate audit. Mr. Halvorson served as President of Advanced Clearing, Inc., a subsidiary of the Company, from

1997 to June 2001. He has been with the Company since 1987, also serving as Vice President and General Manager, and Vice President and Controller of Advanced Clearing. Before joining the Company, Mr. Halvorson was a Certified Public Accountant for Deloitte & Touche from 1984 to 1987. Mr. Halvorson currently is an industry governor on the board of the Chicago Stock Exchange. He is a past member of the Securities Industry Association Membership Committee and Firm and Industry Analysis Committee (FIAC), and United Way Young Leaders Society. Mr. Halvorson earned his B.S.B.A. from the University of Nebraska in 1983 and is a Certified Public Accountant. In March 2000, he graduated from the Securities Industry Institute at the Wharton School at the University of Pennsylvania.

      Asiff Hirji joined the Company as Chief Information Officer in April 2003. He is responsible for developing and implementing all Information Technology initiatives at Ameritrade, including business technology planning, application development as well as IT infrastructure and architecture. He joined the Company from Bain & Company, where he led the IT Strategy practice for the company’s New York office from 2002 to 2003. Prior to that Mr. Hirji was, from 2000 to 2001, President and Chief Technology Officer for New York-based Netfolio, Inc., an online investment advisor that he took through the entire lifecycle from initial inception to growth and sale. He was also a founding member of the Mitchell Madison Group from 1992 to 2000. Mr. Hirji received an M.B.A from The University of Western Ontario and a B.S. in computer science from The University of Calgary.

      Ellen L.S. Koplow has served as General Counsel since June 2001. She oversees the Company’s Legal Department. She joined the Company in May 1999 as Deputy General Counsel and was named Acting General Counsel in November 2000. Prior to joining the Company, Ms. Koplow was managing principal of the Columbia, Maryland office of Miles & Stockbridge P.C. where she was responsible for the operations of attorneys and staff and concentrated her practice in the areas of corporate law, e-commerce, technology law, media and commercial contracts. Ms. Koplow graduated cum laude from the University of Baltimore Law School in 1983 where she was a member of the Heuisler Honor Society, a Scribes Award winner and a Comments Editor for the Law Review. She has been a member of the Maryland High Technology Council and has lectured extensively on technology-related issues. In 1998, she was selected by The Daily Record as one of Maryland’s Top 100 women.

      John R. (Randy) MacDonald has served as Chief Financial Officer since March 2000. He oversees all financial operations of the Company, including developing and planning financial transactions and Company-wide fiscal management. He is also responsible for risk management, tax planning and mergers and acquisitions. Recently, he led the integration of Ameritrade and Datek into one company. Prior to joining the Company in March 2000, Mr. MacDonald served in a similar capacity with New York City-based Investment Technology Group, Inc. Mr. MacDonald has also held executive positions at Salomon Brothers and Deloitte & Touche. Mr. MacDonald currently serves on the Nasdaq Technology Advisory Council. He graduated cum laude from Boston College with a B.S. in accounting.

      Anne L. Nelson joined the Company as Vice President of Marketing in November 1999 and was promoted to Chief Marketing Officer in August 2001. As Chief Marketing Officer, Ms. Nelson oversees marketing strategy as well as advertising, brand management, database management and client marketing. Previously, she served for six years as the executive vice president of marketing for HSBC Bank USA, where she headed retail, corporate and investment marketing for the United States. Prior to joining HSBC, Ms. Nelson spent 10 years with CoreStates Financial Corp. in a number of senior level positions in their retail marketing, credit card and acquisition divisions. Ms. Nelson received an M.B.A. from Temple University and holds a B.A. from LaSalle College. She completed additional post-graduate studies at the Wharton School of the University of Pennsylvania. In 2000, she was named one of the Top 100 Advertising Executives by Advertising Age, and one of the Top 10 Marketers by Financial Services Marketing.

BUSINESS

      We are a leading provider of securities brokerage services, with online transactions representing the vast majority of our business.

Retail Securities Brokerage Industry Overview

      The retail brokerage industry is comprised of companies that employ two primary delivery channels: online delivery and offline delivery utilizing financial consultants. The number of client accounts in the online segment of the retail brokerage industry has grown rapidly over the past five years. A number of factors have contributed to this growth, including:

•	Increased consumer acceptance of and confidence in the Internet as a reliable, secure and cost-effective medium for financial transactions;

•	The availability of financial information online, including research, real-time quotes, charts, news and company information;

•	The growth in high-speed Internet access by U.S. households;

•	The appeal of online trading to investors based on lower commissions, greater range of investment alternatives and greater control over investment decisions; and

•	The growth in equity ownership by individual investors.

Operations

      We are a leading provider of securities brokerage services and technology-based financial services to retail investors and business partners, predominantly through the Internet. Our services appeal to a broad market of independent, value conscious retail investors, traders, financial planners and institutions. We use our low-cost platform to offer brokerage services to retail investors and institutions under a commission structure that is generally lower and simpler than that of most of our major competitors.

      We have been an innovator in electronic brokerage services since being established in 1971. We were the first brokerage firm to offer the following products and services to retail clients: touch-tone trading; trading over the Internet; unlimited, streaming, free real-time quotes; extended trading hours; direct access; and commitment on the speed of execution. Since initiating online trading, we have substantially increased our number of brokerage accounts, average daily trading volume and total assets in client accounts. As of September 26, 2003, we had approximately 3 million client accounts, compared to 98,000 as of September 26, 1997. We have also built and continue to invest in a proprietary trade processing platform that is both cost efficient and highly scalable, significantly lowering our operating costs per trade. In addition, we have made significant and effective investments in building the Ameritrade brand.

Strategy

      Our business strategy is to continue to capitalize on the projected growth of the online brokerage industry in the United States and Canada and leverage our low-cost infrastructure to grow market share and profitability. We strive to enhance the client experience while delivering greater value to stockholders. The key elements of our strategy are as follows:

•	Focus on brokerage services. We plan to maintain our focus on attracting independent and active investors to our online brokerage services. We believe that this focus promotes efficiencies and capitalizes on projected growth in the industry. This focused strategy is designed to allow us to maintain our low operating cost structure and still offer our clients outstanding products and services.

•	Leverage our infrastructure to add incremental revenue. Through our proprietary technology, we are able to provide a very competitive online experience for investors and traders. Our low-cost, scalable platform provides speed, reliability and execution for clients. The available capacity in our trading system allows us to add a significant number of transactions without incurring additional fixed costs.

•	Continue to be a low-cost provider of quality services. Our operating expense per trade is among the lowest of any of our publicly traded major competitors. We intend to continue to lower our operating costs per trade by creating economies of scale, utilizing our single-platform proprietary system, continuing to automate processes and locating our operations in low-cost geographical areas. This low fixed-cost infrastructure provides us with significant financial leverage.

•	Continue to offer innovative technologies and service enhancements to our clients. We have been an innovator in our industry over our 32-year history. We continually strive to provide our clients with choice and the ability to customize their trading experience. We provide greater choice by tailoring our features and functionality to meet the specific needs of institutions and individual investors.

•	Continue to aggressively pursue growth through acquisitions. During fiscal 2003, we purchased the online accounts of Mydiscountbroker.com and announced an agreement to purchase the online accounts of BrokerageAmerica.com. These two announcements followed the merger with Datek in 2002, through which we have now become the leader in online equity trades per day. As a result, during the last two quarters our pre-tax margins, which averaged approximately 45%, have been the highest in the industry of any of our publicly traded major competitors and we have positioned ourselves to maintain profitability even in difficult markets. During fiscal 2001, we purchased National Discount Brokers Corporation (“NDB”) to support our client segmentation strategy. When evaluating potential acquisitions, we look for transactions that will give us financial leverage, technology leverage or increased market share. We intend to continue to be an acquirer by proactively searching for other firms that fit one or more of these criteria.

•	Leverage the Ameritrade brand. We believe that we have a superior brand identity and offering. Our past advertising has established Ameritrade as a significant brand in the online brokerage market. In October 2003, we launched a new ad campaign that is designed to contrast how flat pricing, fast executions and real-time information — valuable benefits in the realm of independent investing — can have differing and humorous effects when played out in other everyday situations. We plan to leverage our strong brand awareness when advertising each of our client offerings.

      During 2001, we reorganized our corporate and management structure to meet the specific needs of our growing and diverse client base. The new management structure created two principal business units, a Private Client Division and an Institutional Client Division. Both divisions provide multiple service offerings, each tailored to specific clients and their respective investing and trading preferences.

Private Client Division

      Our Private Client Division provides tiered levels of products and services to meet the varying needs and investing patterns of different retail clients. We have developed strategies aimed at specific client segments, matching tools, information and choices to investor priorities. The private client offerings include:

•	Ameritrade® has historically been our core offering for retail clients. With the Datek merger, we currently have two trading platforms for clients, both offering excellent tools, services and execution. We plan to combine the two platforms into one during fiscal 2004. Because many of our clients are technologically savvy, we offer sophisticated tools and services, including Ameritrade StreamerTM, Ameritrade command center and Ameritrade Advanced AnalyzerTM. We offer Ameritrade ApexTM for clients that place an average of 10 trades per month over a three-month period or have a $100,000 total account value. Apex clients receive free access to services that are normally available on a subscription basis and access to exclusive services and content.

•	Ameritrade PlusTM is designed for self-directed clients seeking long-term portfolio management tools and a higher degree of personalized client service. Clients have access to a comprehensive suite of portfolio management tools for long-term investing strategies. Ameritrade Plus leverages the features and functionality obtained through the acquisition of NDB. Clients of Ameritrade Plus with an account value over $5,000 have access to a dedicated account executive.

•	Freetrade.comTM serves self-directed traders who are willing to forgo traditional support and service in favor of a purely electronic brokerage experience and lower commissions.

Institutional Client Division

      Through the Institutional Client Division, we seek to grow our account base and expand revenues by targeting specific segments of the institutional client market with relevant products, tools and services, and by leveraging our core competencies of trade execution, technology and client service. Our institutional client offerings include:

•	Ameritrade Advisor ServicesTM offers the Ameritrade ConnectionTM to independent financial advisors and independent broker-dealer affiliated registered investment advisors to help manage their businesses and their clients’ portfolios.

•	Ameritrade Corporate ServicesTM provides self-directed brokerage services to employees and executives of corporations, either directly or through joint marketing relationships with third-party administrators, such as 401(k) providers and employee benefit consultants.

•	Ameritrade ClearingTM provides innovative clearing services for broker-dealers across the price and service spectrum, including discount and full-service broker-dealers, banks and registered investment advisors.

•	Ameritrade Financial ServicesTM provides a co-branded or private-label trading brokerage platform for distribution to our business partners’ customers, including banks, third-party providers and credit unions.

Products and Services

      We strive to provide the best value of online brokerage services to our clients. Our products include:

•	Common and preferred stock. Clients can purchase common and preferred stocks and American Depository Receipts traded on any United States exchange or quotation system.

•	Option trades. We offer a full range of option trades, including spreads, straddles and strangles. All option trades, including complex trades, are accessible on our Web site.

•	Mutual funds. Clients can compare and select from a portfolio of over 11,000 mutual funds. Clients can also easily exchange funds within the same mutual fund family.

•	Treasury, corporate, government and municipal bonds. We offer our clients access to a variety of treasury, corporate, government and municipal bonds as well as collateralized mortgage obligations.

      We provide our clients with an array of channels to access our products and services. These include Internet, wireless telephone or Personal Digital Assistant, Interactive Voice Response and registered representatives.

Client Service

      We endeavor to optimize our highly rated client service by:

•	Expanding our use of technology to provide automated responses to the most typical inquiries generated in the course of clients’ securities trading and related activities;

•	Ensuring prompt response to client service calls through adequate staffing with properly trained and motivated personnel in our client service departments, many of whom have a Series 7 license; and

•	Tailoring client service to the particular expectations of the clients of each of our client segments.

      We provide client service support through a variety of access points, including:

•	Web sites. Web sites provide basic information on how to use our services and an in-depth education center that includes a guide to online investing and an encyclopedia of finance.

•	E-mail. Clients are encouraged to use e-mail to contact our client service representatives. Our operating standards require a response within 24 hours of receipt of the e-mail; however, we strive to respond within 4 hours of the original message.

•	Client service representatives. For clients who choose to call or whose inquiries necessitate calling one of our client service representatives, we provide a toll-free number that connects to advanced call handling systems. These systems provide automated answering and directing of calls to the proper department. Our systems also allow linkage between caller identification and the client database to give the client service representative immediate access to the client’s account data at the time the call is received. Client service representatives are available 24 hours a day, seven days a week (excluding market holidays).

      We strive to provide the best client service in the industry as measured by: (1) speed of response time on telephone calls; (2) turnaround time on responding to client inquiries; and (3) client satisfaction with the account relationship.

Technology and Information Systems

      Technology is a core function for our business and is critical to our goal of providing the best execution at the best value to our clients. Our operations require reliable, scalable systems that can handle complex financial transactions for our clients with speed and accuracy. We maintain sophisticated and proprietary technology that automates traditionally labor-intensive securities transactions. Our ability to effectively leverage and adopt new technology to improve our services is a key component to our success.

      We continue to make investments in technology and information systems. Since March 1999, we have spent a significant amount of our resources to increase capacity and improve speed and reliability. To provide for system continuity during potential power outages, we also have equipped our data centers with uninterruptible power supply units, as well as back-up generators.

      Our current capacity for trades is approximately 350,000 trades per day. Because of the scalability of our system, we believe that we would be able to increase capacity to approximately 600,000 trades per day at an estimated cost of $10 million.

Advertising and Marketing

      We intend to continue to grow and increase our market share by advertising through online avenues, television, print, direct mail and our own Web sites. In October 1997, we launched a national marketing campaign to promote the Ameritrade brand name. Since that date, we have invested approximately $660 million in advertising programs designed to bring greater brand recognition to our services. During this six-year period, we have added over 1.8 million accounts through internal growth. We intend to continue to aggressively advertise our services. From time to time, we may choose to increase our advertising to target specific groups of investors or to decrease advertising in response to market conditions.

      Growth of the Private Client Division is primarily driven through advertising and/or acquisitions. Advertising for retail clients is generally conducted through Web sites, CNBC and other television and cable networks. We also place print advertisements in a broad range of business publications, including The Wall Street Journal, Barron’s and Investor’s Business Daily, and use direct mail advertising.

      Growth of the Institutional Client Division is primarily driven through our sales force and/or acquisitions. Advertising for institutional clients is significantly less than for private clients and is generally conducted through highly targeted media.

      To monitor the success of our various marketing efforts, we have installed a data gathering and tracking system. This system enables us to determine the type of advertising that best appeals to our target market so that we can invest future dollars in these programs and obtain a greater yield from our marketing dollars. Additionally, through the use of our database tools, we are working to more efficiently determine the needs of our various client segments and tailor our services to their individual needs. We intend to utilize this system to strengthen relationships with our clients and support marketing campaigns to attract new clients. All of our methods and uses of client information are disclosed in our privacy statement.

      All of our brokerage-related communications with the public are regulated by the NASD.

Ameritrade, Inc.

      Ameritrade, Inc. provides self-clearing and execution services, as well as services to each of our affiliated broker-dealers and a number of correspondent firms such as independent broker-dealers, depository institutions, registered investment advisors and financial planners. Clearing services include the confirmation, receipt, settlement, delivery and record-keeping functions involved in the processing of securities transactions. For third parties, the clearing function involves a sharing of responsibilities between the clearing broker and the introducing broker. Our correspondents, as introducing brokers, are responsible for all client contact, including opening client accounts, responding to client inquiries and placing client orders with the clearing broker. As a clearing broker, we provide the following back office functions:

•	Maintaining client accounts;

•	Extending credit in a margin account to the client;

•	Settling security transactions with clearing houses such as The Depository Trust & Clearing Corporation and The Options Clearing Corporation;

•	Settling commissions and clearing fees;

•	Preparing client trade confirmations and statements;

•	Performing designated cashiering functions, including the delivery and receipt of funds and securities to or from the client;

•	Possession, control and safeguarding funds and securities in client accounts;

•	Transmitting tax accounting information to the client and to the applicable tax authority; and

•	Forwarding prospectuses, proxies and other shareholder information to clients.

      We make margin loans to clients collateralized by client securities. Our margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System (“Federal Reserve”), the margin requirements of NASD and our own internal policies. By permitting clients to purchase on margin, we take the risk that a market decline could reduce the value of the collateral securing our loan to an amount that is less than the clients’ indebtedness to us. Under applicable securities laws and regulations, we are obligated to require the client to maintain net equity in the account equal to at least 25 percent of the value of the securities in the account. Our current internal requirement, however, is that the client’s net equity not be allowed to fall below 30 percent of the value of the securities in the account. If it does fall below 30 percent, we require the client to increase the account’s net equity to 35 percent of the value of the securities in the account. These requirements can be, and often are, raised as we deem necessary for certain accounts, groups of accounts, securities or groups of securities.

Competition

      We believe that the principal determinants of success in the online brokerage market are brand recognition, size of client base, client trading activity, efficiency of operations, technology infrastructure and access to financial resources. We also believe that the principal factors considered by clients in choosing a broker are price, client service, quality of trade execution, delivery platform capabilities, convenience and ease of use, breadth of services, innovation and overall value. Based on our experience, focus group research and the success we have enjoyed to date, we believe that we presently compete successfully in each of these categories.

      The market for brokerage services, particularly electronic brokerage services, is rapidly evolving and intensely competitive. We have seen a dramatic increase in competition during the past five years and expect this competitive environment to continue. We encounter direct competition from numerous other brokerage firms, many of which provide online brokerage services. These competitors include such brokerage firms as Charles Schwab & Co., Inc., TD Waterhouse Group, Inc., E*TRADE Group, Inc., Harrisdirect and Scottrade, Inc. We also encounter competition from established full-commission brokerage firms including such full service brokerage firms as Merrill Lynch and Smith Barney as well as financial institutions, mutual fund sponsors and other organizations, some of which provide online brokerage services.

Investments

      Our investments consist primarily of ownership of approximately 7.9 million shares of Knight Trading Group, Inc. (“Knight”), representing approximately seven percent of Knight’s outstanding shares. Knight is a publicly held company that is a market maker in equity securities. We account for our investment in Knight as a marketable equity security available for sale. As of September 26, 2003 and September 27, 2002, our investment in Knight was valued at $90.0 million and $31.9 million, respectively. Our cost basis is $0.7 million; therefore, the gross unrealized gain was $89.3 million and $31.2 million at September 26, 2003 and September 27, 2002, respectively.

      During fiscal 2003, we entered into a series of prepaid variable forward contracts (the “forward contracts”) with a counterparty with a total notional amount of approximately $41.4 million on 7.9 million underlying Knight shares. The forward contracts each contain a zero-cost embedded collar on the value of the Knight shares, with a weighted average floor price of $5.13 per share and a weighted average cap price of $6.17 per share. At the inception of the forward contracts, we received cash of approximately $35.5 million, equal to approximately 86 percent of the notional amount. The forward contracts mature on various dates in fiscal years 2006 and 2007. At maturity, we may settle the forward contracts in shares of Knight or in cash, at our option. If the market price of the Knight stock at maturity is equal to or less than the floor price, the counterparty will be entitled to receive one share of Knight or its cash equivalent for each underlying share. If the market price of the Knight stock at maturity is greater than the cap price, the counterparty will be entitled to receive the number of shares of Knight or its cash equivalent equal to the ratio of the floor price plus the excess of the market price over the cap price, divided by the market price, for each underlying share. If the market price at maturity is greater than the floor price but less than or equal to the cap price, the counterparty will be entitled to receive the number of Knight shares or its cash equivalent equal to the ratio of the floor price divided by the market price for each underlying share. Regardless of whether the forward contract is settled in Knight shares or in cash, we intend to sell the underlying Knight shares at maturity.

      We have designated the forward contracts as cash flow hedges of the forecasted future sales of 7.9 million Knight shares. The forward contracts are expected to be perfectly effective hedges against changes in the cash flows associated with the forecasted future sales outside the price ranges of the collars. Accordingly, all changes in the fair value of the embedded collars are recorded in other comprehensive income, net of income taxes. As of September 26, 2003, the total fair value of the embedded collars was approximately $46.7 million and was included in accounts payable and accrued liabilities on the consolidated balance sheet.

      The $35.5 million of cash received on the forward contracts is accounted for as an obligation on the consolidated balance sheet. We are accreting interest on the obligation to the notional maturity amount of $41.4 million over the terms of the forward contracts using effective interest rates with a weighted average of approximately 4.3 percent. Upon settlement of a forward contract, the fair value of the collar and the realized gain or loss on the Knight stock delivered to the counterparty or otherwise sold will be reclassified from other comprehensive income into earnings.

      We also have investments in The Nasdaq Stock Market, Inc., Comprehensive Software Systems, Inc., a software development firm for the brokerage industry, and Adirondack Trading Partners LLC, a development stage company formed to trade listed equity and index options.

Regulation

      The securities industry is subject to extensive regulation under federal and state law. In general, broker-dealers are required to register with the Securities and Exchange Commission (“SEC”) and to be members of NASD. As such, we are subject to the requirements of the Securities Exchange Act of 1934 and the rules promulgated thereunder relating to broker-dealers and to the Rules of Fair Practice of NASD. These regulations establish, among other things, minimum net capital requirements for our operating subsidiaries. We are also subject to regulation under various state laws in all 50 states and the District of Columbia, including registration requirements.

      In its capacity as a securities clearing firm, Ameritrade, Inc. is a member of the National Securities Clearing Corporation, The Depository Trust & Clearing Corporation and The Options Clearing Corporation, each of which is registered as a clearing agency with the SEC. As a member of these clearing agencies, Ameritrade, Inc. is required to comply with the rules of such clearing agencies, including rules relating to possession and control of client funds and securities, margin lending and execution and settlement of transactions.

      Margin lending activities are subject to limitations imposed by the Federal Reserve and NASD. In general, these regulations provide that in the event of a significant decline in the value of securities collateralizing a margin account, we are required to obtain additional collateral from the borrower.

Intellectual Property Rights

      Our success and ability to compete are dependent to a significant degree on our intellectual property, which includes our proprietary technology, trade secrets and client base. We rely on numerous methods of intellectual property protection to protect our intellectual property, including copyright, trade secret, trademark, domain name, patent and contract law and have utilized the various methods available to us, including registrations with the U.S. Patent and Trademark Office for various properties, as well as entry into written licenses and other technology agreements with third parties. The source and object code for our proprietary software is also protected using applicable methods of intellectual property protection. In addition, it is our policy to enter into confidentiality, intellectual property ownership and/or non-competition agreements with our associates, independent contractors and business partners, and to control access to and distribution of our intellectual property.

Associates

      As of September 26, 2003, we employed 1,732 full-time equivalent employees. The number of employees has decreased from 2,150 full-time equivalent employees as of the end of fiscal 2002 primarily as a result of the synergies realized after our merger with Datek. None of our employees is covered under a collective bargaining agreement. We believe that our relations with our employees are good.

SELLING STOCKHOLDERS

      The following table sets forth information with respect to the selling stockholders and the number of shares of our Common Stock beneficially owned by them as of September 26, 2003 and as adjusted to reflect the sale of 43,091,338 shares of Common Stock offered by the selling stockholders to the public and 7,500,000 shares of Common Stock offered by the selling stockholders (and certain donees of those shares) to us. The information is based on information provided by or on behalf of the selling stockholders. Except as otherwise indicated below, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock held by them.

	Common Stock Owned				Common Stock Owned
	Prior to the Offering				After the Offering(1)		Common Stock
			Common Stock	Common Stock			Subject To
Account Name	Shares	Percent	to Public	to Company(3)	Shares	Percent(2)	Over-Allotment

Entities affiliated with Bain Capital(3):
Bain Capital Fund VII, LLC	30,073,629	7.0%	11,392,097	1,935,903	16,745,629	4.0%	1,708,813
Bain Capital VII Coinvestment Fund, LLC	11,126,356	2.6	4,214,740	716,227	6,195,389	1.5	632,211
BCI Datek Investors, LLC	7,378,603	1.7	2,795,066	474,976	4,108,561	1.0	419,259
BCIP Associates II	1,267,958	0.3	480,311	81,621	706,026	0.2	72,047
BCIP Associates II-B	246,671	0.1	93,441	15,879	137,351	0.0	14,016
BCIP Trust Associates II	263,935	0.1	99,981	16,990	146,964	0.0	14,997
BCIP Trust Associates II-B	208,763	0.0	79,081	13,439	116,243	0.0	11,862

Total	50,565,915	11.8	19,154,717	3,255,035	28,156,163	6.7	2,873,205
Entities affiliated with TA Associates, Inc.:
TA IX, LP	24,766,979	5.8	5,118,103	869,739	18,779,137	4.4	767,715
TA/Advent VIII, LP	8,887,320	2.1	1,836,567	312,095	6,738,658	1.6	275,485
TA/Atlantic & Pacific IV, LP	6,023,607	1.4	1,244,780	211,530	4,567,297	1.1	186,717
Advent Atlantic & Pacific III, LP	1,530,927	0.4	316,366	53,761	1,160,800	0.3	47,455
TA Investors, LLC	673,084	0.2	139,093	23,637	510,354	0.1	20,864
TA Executives Fund, LLC	278,967	0.1	57,649	9,797	211,521	0.1	8,647

Total	42,160,884	9.8	8,712,558	1,480,559	31,967,767	7.6	1,306,883
Entities affiliated with Silver Lake Partners:
Silver Lake Partners, L.P.	32,650,160	7.6	12,368,104	2,101,760	18,180,296	4.3	1,855,217
Silver Lake Investors, L.P.	941,626	0.2	356,695	60,615	524,316	0.1	53,504
Silver Lake Technology Investors, L.L.C.	722,369	0.2	273,638	46,500	402,231	0.1	41,047

Total	34,314,155	8.0	12,998,437	2,208,875	19,106,843	4.5	1,949,768
J. Joe Ricketts and Marlene M. Ricketts(4)	72,561,006	16.9	2,138,500	540,726	69,881,780	16.5	320,774
J. Joe Ricketts(5)	11,082,224	2.6	—	—	11,082,224	2.6	—
Marlene M. Ricketts(6)	8,519,040	2.0	—	—	8,519,040	2.0	—
J. Peter Ricketts(7)	8,920,921	2.1	87,126	14,805	8,818,990	2.1	13,069

(1)	Assumes the over-allotment option granted to the underwriters by the selling stockholders is not exercised.

(2)	We have calculated the percentages in this column based on a total number of shares of our Common Stock outstanding after this offering that has been reduced by the number of shares of Common

Stock that we plan to purchase from the selling stockholders (and certain donees of those shares) concurrently with this offering. As described elsewhere in this prospectus, we plan to purchase 7,500,000 shares of Common Stock from the selling stockholders (and certain donees of those shares) in a private transaction concurrently with the offering. We have calculated the percentages in this column assuming that each recipient charity, if any, described in footnote (3) below, will choose to sell the donated shares to us.

(3)	Certain partners and other employees of the Bain Capital entities have made contributions of an aggregate of 541,450 shares of our Common Stock to one or more charities, including the Combined Jewish Philanthropies of Greater Boston, The Tyler Charitable Foundation, The Paul and Sandy Edgerley Charitable Trust Fund, the Church of Jesus Christ of Latter-day Saints, The Boston Foundation and Fidelity Charitable Gift Fund, prior to this offering. In such a case, a recipient charity, may choose to sell the donated shares to us together with the selling stockholders in a private transaction concurrently with this offering. The shares held and to be transferred by the entities affiliated with Bain Capital may be adjusted to reflect such charitable giving.

(4)	Consists of shares beneficially owned and held jointly by J. Joe Ricketts and Marlene M. Ricketts who are, jointly, selling stockholders in this offering.

(5)	Consists of 8,186,112 shares held by the Marlene M. Ricketts 1994 Dynasty Trust, over which Mr. Ricketts has sole voting and dispositive power; 975,000 shares owned by Mr. Ricketts but pledged as collateral; 1,586,025 shares issuable upon the exercise of options exercisable within 60 days; 332,352 shares held in the J. Ricketts IRA; 2,735 shares held in Mr. Ricketts 401(k) account.

(6)	Consists of 3,889,856 shares held by the Joe Ricketts Exempt Dynasty Trust, over which Mrs. Ricketts has sole voting and dispositive power; 4,296,832 shares held by the Joe Ricketts Non-Exempt Dynasty Trust, over which Mrs. Ricketts has sole voting and dispositive power; and 332,352 shares held in the M. Ricketts IRA.

(7)	Consists of 1,066,668 shares held by Mr. Ricketts individually in a brokerage margin account; 87,868 shares held jointly with Mr. Ricketts’ spouse in a brokerage margin account; 19,950 shares held in trusts for the benefit of Mr. Ricketts’ children; 67,648 shares in Mr. Ricketts’ 401(k) account; 157,126 shares issuable upon the exercise of options exercisable within 60 days; 686,008 shares in the Marlene Ricketts Trust for the benefit of J. Peter Ricketts over which Mr. Ricketts has sole voting and dispositive power; and 710,025 shares in the Marlene Ricketts Annuity Trust 2001 #1, 2,891,259 shares in the Marlene Ricketts Annuity Trust 2002 #1 and 3,234,369 shares in the Marlene Ricketts Annuity Trust 2003 #1, over which Mr. Ricketts has shared voting and dispositive power.

      Stephen G. Pagliuca, who is a Managing Director of Bain Capital, C. Kevin Landry, who is a Managing Director and Chief Executive Officer of TA Associates, Inc., and Glenn H. Hutchins, who is a Managing Member of Silver Lake Technology Management, L.L.C., have served as three of our directors since September 2002 as the respective nominees of the selling stockholders affiliated with Bain Capital, TA Associates and Silver Lake Partners. For a description of other material relationships between us and these selling stockholders, see “Management” and “Description of Capital Stock.”

      For a discussion of other related party transactions and the security ownership of certain beneficial owners and management, please see “Certain Relationships and Related Transactions” and “Security Ownership of Certain Beneficial Owners and Management” in our Annual Report on Form 10-K which is incorporated herein by reference.

DESCRIPTION OF CAPITAL STOCK

      The following summary description of our capital stock is based on the provisions of our certificate of incorporation and bylaws and the applicable provisions of the Delaware General Corporation Law. For information on how to obtain copies of our certificate of incorporation and bylaws, see “Where You Can Find More Information.”

Capital Stock

      Our authorized capital stock consists of (1) 650 million shares of Common Stock, $0.01 par value, of which 429,784,514 shares were issued and outstanding as of September 26, 2003, and (2) 100 million shares of Preferred Stock, $0.01 par value, of which no shares were issued and outstanding as of September 26, 2003. Our amended and restated certificate of incorporation authorizes the board of directors to authorize the issuance of one or more series of preferred stock.

Common Stock

      Each holder of Common Stock is entitled to one vote per share in the election of directors and on all other matters submitted to the vote of stockholders. No holder of Common Stock may cumulate votes in voting for Ameritrade directors.

      Subject to the rights of the holders of any preferred stock that may be outstanding from time to time, each share of Common Stock will have an equal and ratable right to receive dividends as may be declared by the our board of directors out of funds legally available for the payment of dividends, and, in the event of liquidation, dissolution or winding up of Ameritrade, will be entitled to share equally and ratably in the assets available for distribution to our stockholders. No holder of Common Stock will have any preemptive right to subscribe for any securities of Ameritrade.

Preferred Stock

      Our amended and restated certificate of incorporation authorizes our board of directors to issue, by resolution and without any action by our stockholders, one or more series of Preferred Stock and may establish the designations, dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and all other preferences and rights of any series of Preferred Stock, including rights that could adversely affect the voting power of the holders of Common Stock. We have no present intent to issue any shares of Preferred Stock.

Stockholders Agreement

      The Ricketts family holders, which include J. Joe Ricketts, members of his family and trusts held for their benefit and former holders of Datek securities, including the selling stockholders affiliated with Bain Capital, TA Associates and Silver Lake Partners, have agreed to vote all of the Ameritrade voting stock held by them so as to cause the Ameritrade board of directors to be comprised of nine directors classified into three classes of three directors each: (1) Class I, having a term expiring at the Ameritrade annual stockholders meeting in 2003 and every third year thereafter; (2) Class II, having a term expiring at the Ameritrade annual stockholders meeting in 2004 and every third year thereafter; and (3) Class III, having a term expiring at the Ameritrade annual stockholders meeting in 2005 and every third year thereafter.

      The stockholders agreement provides that the Ricketts holders and the Datek holders have the following rights with respect to designation of directors and board observation:

•	Each of these two groups have the right to designate one Class I director, one Class II director and one Class III director. If the number of shares of Ameritrade Common Stock held by either group decreases below specified thresholds, the number of directors designated by that group will be reduced effective immediately prior to the next Ameritrade annual stockholders meeting.

•	Each group also has the right to designate an independent director reasonably acceptable to the majority of the directors designated by the other group, excluding the independent directors. The independent director designated by the Datek holders will be a Class I director and the independent director designated by the Ricketts holders will be a Class II director.

•	The first two independent directors may designate a third independent director reasonably acceptable to the majority of the directors designated by the Ricketts holders and the majority of the directors designated by the Datek holders, excluding the independent directors.

•	Each of the two groups have the right to send a representative to observe, but not vote at or participate in, any meeting of the board of directors held on or prior to the day immediately subsequent to the date of the Ameritrade annual stockholders meeting in 2006.

      Both groups will vote all of the Ameritrade voting stock held by them to elect directors in this manner until the day after Ameritrade’s annual stockholders meeting in 2006, and to cause any vacancy in the board of directors to be filled in the same manner until the day after Ameritrade’s annual stockholders meeting in 2009.

      The stockholders agreement also provides that if, prior to September 9, 2005, the Ricketts holders or the Datek holders wish to sell shares to a competitor of Ameritrade or to any person or entity who, after the transfer, would beneficially own 15% or more of the outstanding shares of Ameritrade Common Stock, the other parties to the stockholders agreement will have the right to sell shares in the proposed transaction.

      The parties to the stockholders agreement have agreed that until March 27, 2005 they will each:

•	vote all of their shares of Ameritrade Common Stock in favor of a merger, consolidation or sale, lease or exchange of all or substantially all of Ameritrade’s assets, or any private issuance of Common Stock for cash, which transaction requires the approval of stockholders, if the transaction is approved by a majority of the entire Ameritrade board of directors that includes the affirmative vote of at least one director designated by the Ricketts holders and one director designated by the Datek holders, excluding the independent directors;

•	vote all of their shares of Ameritrade Common Stock against any merger, consolidation or sale, lease or exchange of all or substantially all of Ameritrade’s assets, or any private issuance of Common Stock for cash, which transaction requires the approval of stockholders, if the transaction is not approved by a majority of the entire Ameritrade board of directors that includes the affirmative vote of at least one director designated by the Ricketts holders and one director designated by the Datek holders, excluding the independent directors; and

•	not tender any shares of Ameritrade Common Stock in connection with any tender offer for Ameritrade Common Stock subject to Section 14(d)(1) of the Securities Exchange Act of 1934 unless the tender offer has been approved by a majority of the entire Ameritrade board of directors that includes the affirmative vote of at least one director designated by the Ricketts holders and one director designated by the Datek holders, excluding the independent directors.

      In addition, the parties to the stockholders agreement have agreed that from March 27, 2005 until the day after Ameritrade’s annual meeting of stockholders in 2007 they will each vote all of their shares of Ameritrade Common Stock in favor of a merger, consolidation or sale, lease or exchange of all or substantially all of Ameritrade’s assets, or any private issuance of Common Stock for cash, which transaction requires the approval of stockholders, if the transaction is approved by a majority of the entire Ameritrade board of directors.

      The provisions of the stockholders agreement will not change in light of this offering by the selling stockholders.

Registration Rights

      Ameritrade has granted, pursuant to a Registration Rights Agreement, dated as of July 26, 2002, with the selling stockholders and other former principal stockholders of Datek, the right collectively to demand registration of the shares of Common Stock that they own on eight separate occasions over a ten year period. Four of the eight demand rights, including one shelf registration, are allocated to the selling stockholders that are former holders of Datek securities, and two of the eight demand rights, including one shelf registration, are allocated the Ricketts family holders. The remaining two demand rights are allocated to other former principal stockholders of Datek. The registration statement of which this prospectus forms a part was filed in response to a demand registration. It constitutes one of the four demand rights allocated to the selling stockholders that are former holders of Datek securities. In addition, the parties to the agreement have the right to “piggyback” registration of their shares of Common Stock in the event that Ameritrade effects a registration for other reasons. The registration rights granted in the registration rights agreement are subject to customary restrictions such as minimums, blackout periods and limitations on the number of shares to be included in any underwritten offering imposed by the managing underwriter. In addition, the agreement contains other limitations on the timing and ability of the stockholders to exercise demands. All registration expenses, including the legal fees of one counsel for the stockholders exercising registration rights under the agreement but excluding underwriting discounts, selling commissions, stock transfer taxes and any other legal fees of the stockholders, will be paid by Ameritrade.

Options

      As of September 26, 2003, there were 30,144,000 shares of our Common Stock issuable upon exercise of outstanding stock options as of September 26, 2003 (of which 13,925,000 are exercisable and 16,219,000 are not exercisable). The outstanding options have a weighted average life of 7.4 years and a weighted average exercise price of $5.98 per share.

Certain Charter and Bylaw Provisions

      Stockholders’ rights and related matters are governed by Delaware law and Ameritrade’s charter and its bylaws. Certain provisions of Ameritrade’s charter and bylaws, which are summarized below, may make it more difficult to change the composition of Ameritrade’s Board of Directors and may discourage or make more difficult any attempt by a person or group to obtain control of Ameritrade.

Voting Requirements

      Delaware law requires the approval of the board of directors and a majority of the outstanding stock to amend the certificate of incorporation. Ameritrade’s amended and restated certificate of incorporation expressly defers to Delaware law on this point. Delaware law provides that stockholders have the power to amend the bylaws of a corporation unless the certificate of incorporation grants such power to the board of directors, in which case either the stockholders or the board of directors may amend the bylaws. Ameritrade’s amended and restated certificate of incorporation provides that the Board of Directors may amend the bylaws.

Special Meetings

      Our amended and restated certificate of incorporation specifically allows our stockholders to take action by written consent.

Classes of Directors

      Ameritrade’s amended and restated certificate of incorporation provides that the Board of Directors is divided into three classes of directors with three directors per class and with each class being elected to a staggered three-year term.

Transfer Agent and Registrar

      The transfer agent and registrar for our Common Stock is The Bank of New York.

Listing

      Our Common Stock is traded on the Nasdaq National Market under the symbol “AMTD.”

U.S. FEDERAL TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

      The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our Common Stock by a non-U.S. holder. As used in this discussion, the term non-U.S. holder means a beneficial owner of our Common Stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury Regulations;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

      An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

      This discussion does not consider:

•	U.S. state and local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership or trust where the U.S. tax consequences of holding and disposing of our Common Stock may be affected by certain determinations made at the partner or beneficiary level;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

•	special tax rules that may apply to a non-U.S. holder that holds our Common Stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment.

      The following discussion is based on provisions of the Code, applicable U.S. Treasury Regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a non-U.S. holder holds our Common Stock as a capital asset. EACH NON-U.S. HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR COMMON STOCK.

Dividends

      We do not anticipate paying cash dividends (as defined for U.S. federal income tax purposes) on our Common Stock in the foreseeable future. See “Price Range of Common Stock — Dividends.” In the event, however, that we pay dividends on our Common Stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

      Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, are attributable to a permanent establishment in the United States (or, in the case of an individual, a fixed base), generally are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a branch profits tax may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on the actual or deemed repatriation of income effectively connected with the conduct of a trade or business in the United States.

      With respect to the withholding of U.S. federal income tax on the payment of dividends, a non-U.S. holder who claims the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements. However,

•	in the case of Common Stock held by a foreign partnership, the certification requirement will generally be applied to the partners of the partnership and the partnership will be required to provide certain information;

•	in the case of Common Stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a foreign complex trust, foreign simple trust, or foreign grantor trust as defined in the U.S. Treasury Regulations; and

•	look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

      A non-U.S. holder which is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under these U.S. Treasury Regulations and the certification requirements applicable to it.

      A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

      A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our Common Stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in such case, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, unless an applicable treaty provides otherwise, and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

•	the non-U.S. holder is an individual who holds our Common Stock as a capital asset, is present in the United States for more than 182 days in the taxable year of the disposition and meets other requirements; or

•	we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our Common Stock.

      Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a U.S. real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our Common Stock, provided that our Common Stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation.

U.S. Federal Estate Tax

      Common Stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes (unless an applicable estate tax or other treaty provides otherwise) and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

      We must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement. Under some circumstances, U.S. Treasury Regulations require additional information reporting and backup withholding presently at a rate of 28% on some payments on Common Stock.

      Under currently applicable law, the gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury Regulations generally will be reduced by backup withholding presently at a rate of 28%.

      The payment of the proceeds of the disposition of Common Stock by a non-U.S. holder to or through the U.S. office of a broker or a non-U.S. office of a U.S. broker generally will be reported to the U.S. Internal Revenue Service and reduced by backup withholding presently at a rate of 28% unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge (or reason to know) to the contrary. The payment of the proceeds of the disposition of Common Stock by a non-U.S. holder to or through a non-U.S. office of a broker will not be reduced by backup withholding or reported to the U.S. Internal Revenue Service unless the broker is a U.S. person or a non-U.S. person that is a “controlled foreign corporation” for U.S. federal income tax purposes, a foreign partnership that, at any time during its taxable year, has 50% or more of its income or capital interests owned by U.S. persons or is engaged in the conduct of a U.S. trade or business, or a person 50% or more of whose gross income from all sources for a three-year testing period was effectively connected with a United States trade or business. In general, the payment of proceeds from the disposition of Common Stock by or through a non-U.S. office of a broker that is a U.S. person or a non-U.S. person that is either a “controlled foreign corporation” for U.S. federal income tax purposes, a foreign partnership that, at any time during its taxable year, has 50% or more of its income or capital interests owned by U.S. persons or is engaged in the conduct of a U.S. trade or business, or a person 50% or more of whose gross income from all sources for a three-year testing period was effectively connected with a United States trade or business will be reported to the U.S. Internal Revenue Service and may be reduced by backup withholding presently at a rate of 28%, unless the broker receives a statement from the non-U.S. holder, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge (or reason to know) to the contrary.

      Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

      Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information or appropriate claim for refund is timely furnished to the U.S. Internal Revenue Service.

UNDERWRITING

      Credit Suisse First Boston LLC and Citigroup Global Markets Inc. are acting as joint book-running managers for this offering. Under the terms and subject to the conditions contained in an underwriting agreement dated November 13, 2003, the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Citigroup Global Markets Inc. are acting as joint book-running managers and representatives, the following respective numbers of shares of Common Stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC	15,943,800
Citigroup Global Markets Inc.	11,957,845
Deutsche Bank Securities Inc.	3,985,948
Merrill Lynch Pierce Fenner & Smith Incorporated	3,985,948
Raymond James & Associates, Inc.	3,985,948
Friedman, Billings, Ramsey & Co., Inc.	1,077,283
Keefe, Bruyette & Woods, Inc.	1,077,283
Sandler O’Neill & Partners, L.P.	1,077,283

Total	43,091,338

      We have indicated to the underwriters an intention to purchase, concurrently with the underwritten offering, 7,500,000 shares of Common Stock directly from the selling stockholders (and certain donees of those shares) in a private, non-underwritten transaction at the net price sold in the underwritten offering.

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Common Stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an aggregate of 6,463,699 additional outstanding shares from the selling stockholders at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Common Stock.

      The underwriters propose to offer the shares of Common Stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.2646 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/ dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/ dealers.

      The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by selling stockholders	$0.441	$0.441	$19,003,280.06	$21,853,771.32
Expenses payable by us	$0.0134	$0.0116	$575,303	$575,303

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Common Stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 60 days after the date of this prospectus except grants of employee stock options pursuant to the terms of a plan in effect on the date of this prospectus, issuances pursuant to the exercise of employee stock options outstanding on the date of this prospectus or issuances of securities (and agreements to issue such securities) as full or partial consideration in connection with any of our future acquisitions.

      The selling stockholders, our executive officers and directors have each agreed generally that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our Common Stock, whether any of these transactions are to be settled by delivery of our Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 60 days after the date of this prospectus. Any securities acquired by the selling stockholders, executive officers or directors in the open market will not be subject to these restrictions, the selling stockholders may enter into 10b5-1 plans with respect to their securities so long as no sales are made during the 60-day lock-up period and the selling stockholders, executive officers or directors may make transfers to family members, affiliates or trusts or as bona fide gifts so long as the transferee agrees to comply with these restrictions.

      We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      The underwriters and their respective affiliates have from time to time performed and may in the future perform various financial advisory, commercial banking and investment banking services for us, the selling stockholders and our respective affiliates in the ordinary course of business, for which they received or will receive customary fees.

      We are the parent of Ameritrade, Inc., which is a member of the NASD. Although neither Ameritrade, Inc. nor any of its affiliates will participate in the distribution of shares of Common Stock to the public in any capacity, this offering is being conducted in accordance with NASD Conduct Rule 2720. Pursuant to that rule, a qualified independent underwriter is not necessary in connection with this offering, because of the existence of a bona fide independent market, as defined by NASD Conduct Rule 2720(b)(3). In addition, with respect to those customer accounts over which the underwriters have discretionary control, the underwriters will not execute any transaction in the shares of Common Stock being offered in connection with this offering without first obtaining the prior written approval of such customer.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Common Stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the Common Stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our Common Stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our Common Stock or preventing or retarding a decline in the market price of the Common Stock. As a result the price of our Common Stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are made. Any resale of the Common Stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

Representations of Purchasers

      By purchasing Common Stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the Common Stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us and the Selling Shareholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the Selling Shareholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the Selling Shareholders will have no liability. In the case of an action for damages, we and the Selling Shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and about the eligibility of the Common Stock for investment by the purchaser under relevant Canadian legislation.

EXPERTS

      Our consolidated financial statements and the related financial statement schedules incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended September 26, 2003 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference and have so been incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

      The validity of the Common Stock to be offered by the selling stockholders is being passed upon for us by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois. The underwriters are represented by Shearman & Sterling LLP.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our Common Stock. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus. In addition, we have filed reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy any of this information at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room

1024, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

      The SEC also maintains a Web site that contains reports, proxy statements and other information regarding issuers, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov. The SEC file number for our documents filed under the Securities Exchange Act of 1934 is 0-22163.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The rules of the SEC allow us to incorporate by reference information into this prospectus. “Incorporate by reference” means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus. This prospectus incorporates by reference the documents listed below:

(1) Our Annual Report on Form 10-K for the year ended September 26, 2003; and

(2) Our Registration Statement on Form 8-A filed on September 5, 2002.

      We also incorporate by reference any future filings that we make with the Securities and Exchange Commission (1) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the filing of this registration statement and before its effectiveness and (2) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities to which this prospectus relates have been sold or the offering is otherwise terminated. Our subsequent filings with the Securities and Exchange Commission will automatically update and supersede, as applicable, information in this prospectus. In addition, this prospectus updates and supersedes, as applicable, information in previous filings made with the Securities and Exchange Commission.

      You can obtain any of the documents described above from the SEC or through the SEC’s web site at the address described above. We will provide to any person, including any beneficial owner, to whom a copy of this prospectus is delivered a copy of any of these documents without charge, excluding any exhibits unless the exhibit is specifically listed as an exhibit to the registration statement of which this prospectus is a part. You can obtain any of these documents from us by requesting them in writing or by telephone at the following address:

Ameritrade Holding Corporation

4211 South 102nd St.
Omaha, NE 68127
Attn: Secretary
(402) 331-7856